UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.   )

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☑   Definitive Proxy Statement

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PROS HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Voting

Please vote your shares promptly to ensure a quorum at the meeting. You may vote online prior to the meeting by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, by phone or by mail. You may also vote during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PRO2025, entering the control number and following the instructions. For more detailed information, see the section entitled *Voting Instructions.*

Attending the Annual Meeting

Our 2025 annual meeting of stockholders (Annual Meeting) will be held in a virtual format to permit all stockholders equal access to the Annual Meeting.

To participate in the Annual Meeting, please follow the instructions posted at:

www.virtualshareholdermeeting.com/PRO2025

Online access to the meeting platform will begin 30 minutes prior to the meeting, which will begin promptly at:

8:00 a.m. Central Daylight Time on May 8, 2025

If you want to ask a question before the meeting, then beginning on April 8, 2025 and ending at 11:59 p.m. Eastern Time on April 22, 2025, you may log into proxyvote.com and enter your 16-digit control number. Questions pertinent to meeting matters which are submitted in advance will be answered during the Annual Meeting, subject to time constraints.

If you want to submit your question during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/PRO2025, type your question into the "**Ask a Question**" field, and click "**Submit**." Questions pertinent to meeting matters that are submitted during the meeting will be answered during the Annual Meeting. You do not need to attend the Annual Meeting to vote.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance either online or as detailed under *Voting Instructions* in this Proxy Statement.

_____

In this Proxy Statement, the terms "PROS," the "Company," "we," "us" and "our" refer to PROS Holdings, Inc. together with its consolidated subsidiaries. This Proxy Statement includes website addresses and references to additional materials found on those websites. These websites are not incorporated in this Proxy Statement by reference.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our ESG goals and strategies. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks and uncertainties that are discussed in our most recently filed periodic reports on *2024 10-K* and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) instead of a paper copy of this proxy statement (Proxy Statement) and our Annual Report to Stockholders for the Year Ended December 31, 2024 (2024 Annual Report). The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy. These materials were first sent or made available to stockholders on March 28, 2025.



PROS HOLDINGS, INC.

Notice of 2025 Annual Meeting of Stockholders

Date and Time

May 8, 2025 - 8:00 A.M. Central Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/PRO2025

Who Can Vote

Shareholders of record at the close of business on March 12, 2025

(Record Date)

Items of Business and Board Voting Recommendation

1	Elect two Class III directors (Catherine Lesjak and John Strosahl) and one Class I director (Andres Reiner) to the board of directors of PROS Holdings, Inc. (Board of Directors or Board), with the Class III directors to serve a three-year term until the annual meeting of our stockholders to be held in the year 2028 (2028 Annual Meeting) and the Class I director to serve a one-year term until the annual meeting of our stockholders to be held in the year 2026 (2026 Annual Meeting);	**FOR** each of the nominees
2	Advisory vote on named executive officer compensation;	**FOR**
3	Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares;	**FOR**
4	Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025;	**FOR**

and other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

/s/ Damian Olthoff

Damian Olthoff

General Counsel and Secretary
Houston, Texas
March 28, 2025

Your vote is important. Please vote.

The Notice of Meeting, Proxy Statement and 2025 Annual Report
are available free of charge at proxyvote.com and at ir.pros.com.

TABLE OF CONTENTS

PROS Values

At PROS, our mission is to help people and companies outperform. Our success isn't just about what we do—it's about who we are. Our people, culture, and values, embodied in our motto "We are Owners. We are Innovators. We Care.", drive everything we do. Our values define how we work, how we treat each other, and how we make decisions every day. They inspire us to take ownership, push the boundaries of innovation, and foster a culture of inclusion, care and belonging. We want every employee to feel proud—not only of the work they do but of the company they're part of. To learn more about our culture and values, visit ir.pros.com.

We are Owners

At PROS, our people's success is our shared success. We take ownership of our work, our growth and the impact we make – both for our customers and each other. Every day, our employees work hard to deliver the best experience for our customers, and we are equally committed to creating the best employee experience for our people. We value every voice, fostering a culture of continuous learning through open feedback, teamwork and collaboration, and respect. We hold ourselves and each other accountable and embrace challenges as opportunities to learn and grow. PROS supports this mindset by providing opportunities for career development, leadership training, mentorship and engagement through employee resource groups and interest-based community circles.

We are Innovators

The diversity of experience and thought that our employees' unique perspectives bring to the table not only foster an inclusive culture but are a central driver to our innovation and business success. We continue to be recognized by industry analysts and our customers for top products and innovation, including market leadership positions in the Gartner Magic Quadrant for CPQ, Forrester Wave for CPQ, IDC MarketScapes for CPQ and Price Optimization & Management, Constellation ShortLists for CPQ and Price Optimization, Nucleus Research Value Matrix for CPQ, Frost Radar for CPQ and G2 Grid Report for Pricing. PROS has the distinct honor of being the only company to currently be named a leader in all major CPQ and Pricing analyst evaluations in recent years.

We Care

About our Employees. At PROS, people come first. We've built a culture where every person is encouraged to bring their authentic selves to work and feel they belong and are valued. We believe that fostering an inclusive environment—one that embraces diverse backgrounds, experiences and perspectives—is key to driving meaningful impact and helping our people reach their full potential. Caring is at the heart of everything we do. We champion belonging, prioritize wellbeing and invest in each other's success. Our teams support and lift each other up, sharing knowledge and making everyone around us better. Together, we're creating a workplace where our people can learn, grow and thrive. This commitment is reflected in our award-winning culture. We're proud to be a globally certified Great Place to Work®, and in 2024, recognized as US News Best Companies to Work For, US News Best in IT, Software and Services, US News Best Companies in the South and Gold level of the Cigna Healthy Workforce Designation™.

About our Communities. At PROS, we believe in giving back and making a meaningful impact in the communities where we live and work. Through our quarterly PROS Cares community initiatives, our people come together to support causes that foster inclusion, belonging and a shared sense of purpose—extending our culture of care beyond the workplace and into our communities. From addressing homelessness, education, and empowerment to supporting conservation, food insecurity, foster care, and neurodiversity, we are committed to making a difference.

About our World. At PROS, success isn't just measured in financial performance—it's defined by the lasting impact we make on the world around us. We are committed to driving meaningful change through sustainability initiatives that benefit both people and the planet. We take an active approach to reducing our environmental footprint, focusing on energy efficiency and waste management across our operations—including the PROS Platform and our corporate facilities. Through continuous innovation and responsible practices, we strive to create a more sustainable future, ensuring that our growth benefits not just our business, but our communities and the world we share.

Our Commitment to Transparency

Consistent with our values, we publicly release information about our business across a number of important topics*.

ESG	Sustainability	Diversity & Inclusion
ir.pros.com/ESG	ir.pros.com	pros.com/about-pros/diversity-and-inclusion

Trust & Security	Human Rights	Privacy
pros.com/trust-security/	ir.pros.com	ir.pros.com

*Our goals are aspirational and may change. Statements regarding the Company are not guarantees or promises that they will be met. For more information regarding CSR and ESG at PROS, including our diversity and inclusion programs and metrics as well as our environmental stewardship activities, please visit ir.pros.com.

Our Business

In 2024, PROS continued to solidify its position as a leader in the market through our relentless focus on AI innovation and customer success. We released over 560 new features across the PROS Platform, advancing our vision to optimize every shopping and selling experience. Beyond product innovation, we also innovated across our business to accelerate product development, automate commercial processes, and streamline project delivery. Our land, realize, expand strategy remained the foundation of our go-to-market approach, ensuring customer value realization drives our growth. These initiatives drove tangible results for our business.

In 2024, we grew subscription revenue by 14%, total revenue by 9%, and achieved significant profitability milestones. In 2024, we delivered subscription gross margin of 78% and non-GAAP subscription gross margin of 80%, a 195 basis point improvement over 2023 and a record high annual result for PROS as a SaaS business. We also improved our operating cash flow by 177% year-over-year, ultimately expanding our free cash flow margin by 4 percentage points, achieving 8% free cash flow margin for the year. We guided to a Rule of 17 (defined as our total revenue percentage growth rate plus our free cash flow margin as a percentage of total revenue) at the beginning of the year, and we achieved that goal, staying focused on our long-term goal of becoming a Rule of 40 company.

As we navigate the evolving market landscape, we will continue to leverage our strengths and adapt to new opportunities. Our mission is to help people and companies outperform, and we are committed to continuing to make a positive impact on our customers, employees, and stockholders. For more information on our financial performance, please see our Annual Report on Form 10-K for the year ending December 31, 2024 (2024 10-K).



2024 Highlights

$330.4mm	14%	85%
Total Revenue	**Subscription Revenue Growth over 2023**	**Recurring Revenue as a % of Total Revenue**
177%	93%+	4.4T
Operating Cash Flow Growth over 2023	**Annual Customer Gross Revenue Retention**	**Transactions Processed, a nearly 30% increase over 2023**

None of these accomplishments would have been possible without our dedicated team, inclusive culture, and strong values – We are Owners, We are Innovators, We Care – built into everything we do.

CORPORATE GOVERNANCE

Our Board and corporate governance structure is designed to assure that the long-term interests of our stockholders are being served. To satisfy the Board's duties, directors are expected to take a proactive approach to overseeing our CEO and other senior management to ensure that PROS is committed to business success while maintaining high ethical standards.

Board of Directors

Our Board oversees our CEO and other senior management to assure that the long-term interests of stockholders are being served. Our Board currently consists of 10 members, divided into three classes, with each class serving for a staggered three-year term. The term of office of one class of directors expires each year in rotation so that a portion of the Board are elected at each annual meeting. Our Board believes that our classified board structure aligns the Board with the Company's long-term interests and allows for stable and informed oversight, providing institutional perspective both to management and other directors. Our Board has adopted formal Corporate Governance Guidelines to ensure that it has the practices in place to review and evaluate our business operations as needed, to make decisions independent of our management, and to align the interests of directors and management with the interests of our stockholders.

In 2024, our Board met seven times and acted via unanimous written consent four times. Each current director who served as a director in 2024 attended all of the meetings of our Board and the Committees on which he or she served during 2024. The Board encourages all directors to attend annual meetings of the stockholders. All then incumbent directors attended the 2024 meeting of stockholders which was held virtually.

2024 Focus Areas	Typical Board Meeting Process	
✓ Strategy	Before the meeting	Prep meetings with management, auditors and outside advisors
✓ Executive Succession Planning		
✓ Business Performance	Day 1	Board committee meetings and full Board meeting (including reports from each committee chair)
✓ Investor Relations		
✓ Human Capital Management		
✓ Enterprise Risk Management	Day 2	Full Board meeting, followed by an executive session
✓ Cybersecurity		
✓ Corporate Development	After the meeting	Management follow up to discuss, respond to and execute on Board guidance and requests
✓ Oversight of ESG efforts		

Diverse Board Representation

40%	**60%**	**60%**
Women	<5 years tenure	Women and/or ethnically diverse

Audit Committee

Role	2024 Focus Areas & Select Activities
Assists the Board in oversight and monitoring of: • our accounting and financial reporting processes and the audits of our financial statements; • our independent auditors, including their qualifications, engagement, performance and independence; • the results of the annual audit and the independent auditor's review of our annual and quarterly financial statements and reports, including discussions with independent auditors without management present; • press releases regarding our financial results and any other financial information and earnings guidance provided; • matters that have a significant impact on our financial statements; • the scope, adequacy and effectiveness of our internal control over financial reporting and disclosure controls; • our internal auditors; • tax matters and tax strategies; • risk management, including financial accounting, investment, capital structure, tax and business continuity; • cybersecurity risk management and resilience; • procedures for employees to submit concerns anonymously regarding questionable accounting, internal control or auditing matters; and • all material related-party transactions that require disclosure.	✓ Reviewing management's proposed public disclosures and investor communications and recommending enhancements ✓ Overseeing the detailed audit plan and auditor budget ✓ Monitoring critical accounting and financial reporting matters ✓ Reviewing annual internal control assessments with internal and external auditors ✓ Reviewing with management and external advisors the status of open tax matters and future tax strategies ✓ Reviewing with management the annual risk assessment ✓ Providing oversight of cybersecurity risk management and resilience

Met 10 times and acted via unanimous written consent one time in 2024.

Compensation and Leadership Development (CLD) Committee

Role	2024 Focus Areas & Select Activities
Discharges the Board's responsibilities relating to the compensation and benefits for our executive officers and directors, including: • reviewing and approving the compensation arrangements for our executive officers and directors; • engaging with a third-party independent advisor to assist in evaluating our executive compensation program; • reviewing and approving corporate performance goals and objectives relevant to such compensation; • reviewing our compensation discussion and analysis and CLD Committee report required by the rules of the SEC; • administering our equity incentive plans; • providing oversight on the overall leadership development program throughout the Company; and • overseeing succession planning for executive officers jointly with the NCG Committee.	✓ Human Capital Management ✓ Updating peer group and developing NEO compensation program for 2024 ✓ Reviewing acquisition, retention and succession plans for critical talent ✓ Monitoring equity plan usage ✓ Administering the Company's equity plans, ✓ Approving compensation package for new Chief Revenue Officer ✓ Succession planning

Met 7 times and acted via unanimous written consent five times in 2024.

For more information regarding the roles of the CLD Committee, our independent compensation consultant, our CEO and stockholders with respect to executive compensation and other compensation matters, please see *Compensation Discussion and Analysis.*

Nominating and Corporate Governance (NCG) Committee

Role	2024 Focus Areas & Select Activities

Assists the Board in:

- establishing the criteria for recommending which directors should stand for reelection to our Board and the qualifications of prospective new Board candidates;

- identifying qualified candidates to become directors and considering the nomination of our incumbent directors for reelection;

- evaluating stockholder nominations of candidates for election to our Board;

- reviewing our general policy relating to selection of director candidates and members of committees of our Board, including an assessment of the performance of our Board;

- reviewing and making recommendations to our Board regarding corporate governance principles and policies;

- reviewing periodically our environmental and corporate social responsibility policies and practices; and

- overseeing succession planning for executive officers jointly with the CLD Committee.

✓ Adding two new independent directors

✓ Reviewing director Committee assignments and Committee leadership

✓ Overseeing annual performance evaluation of Board, Committees and individual directors

✓ Reviewing Code of Conduct, Governance Guidelines and Bylaws

Met 4 times and acted via unanimous written consent two times in 2024.

Although the NCG Committee has not formulated any specific minimum qualifications for director candidates, it has determined desirable characteristics including, but not limited to, business experience, mature judgment, leadership, personal and professional ethics, diversity and integrity. We do not have a formal policy with respect to consideration of diversity in identifying director nominees; however, in the process of selecting a director nominee, the NCG Committee assesses backgrounds, diversity and expected contributions of the individuals to the Board.

Board of Directors and Committee Composition

The Board is led by our independent non-executive chairman, Mr. Russell. The Board's current preferred governance structure is to have an independent director serve as chairman. We believe the current structure provides strong leadership for our Board and ensures independent oversight over the Company, while also positioning our Chief Executive Officer (CEO) as the leader of the Company. The Board has determined that all directors, other than Mr. Reiner, are independent under NYSE listing standards and federal securities laws as of December 31, 2024. All Board committees are comprised entirely of independent directors.

The Board has standing Audit, CLD and NCG Committees. Each Committee has a written charter, which can be found under the *Investor Relations* section of our website at ir.pros.com. Our Board has determined that each member of the Audit Committee qualifies as "financially literate" within the rules of the NYSE and that four members of the Audit Committee, Mses. Lesjak and Biry and Messrs. Petersen and Williams, qualify as an Audit Committee financial expert within the meaning of the SEC regulations. Each member of our CLD Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code (Code). The current composition of the Board and its committees is as follows:

Name	AC	CLD	NCG	Independent	Director Since	Other Public Company Boards
William Russell *Non-Executive Chairman*		M	C	✓	2008	accesso
Andres D. Reiner *President & CEO*					2010	Paylocity
Jennifer Biry	M			✓	2024	—
Raja Hammoud	M			✓	2020	—
Leland Jourdan		M		✓	2021	—
Catherine Lesjak	C		M	✓	2020	GE Aerospace; GE HealthCare
Katie May				✓	2025	Nature's Sunshine
Greg B. Petersen	M	C		✓	2007	Plus Therapeutics
John Strosahl				✓	2024	Jamf
Timothy V. Williams	M		M	✓	2007	—
C = Committee Chair; M = Committee Member						

Corporate Governance Practices

The Board of Directors has adopted corporate practices and policies that promote excellence in corporate governance. Our corporate governance practices are designed to assure that the long-term interests of stockholders are being served. Key corporate governance policies and practices include:

Independent Oversight	• All non-employee directors are independent.
	• All Board committees are comprised entirely of independent directors.
	• Our Board holds regular executive sessions of independent directors.
	• Our Board has an independent non-executive Chairman.
	• Charters of each of the committees of the Board clearly establish the committees' respective roles and responsibilities.
Stock Ownership Guidelines	• Strong ownership guidelines for directors and NEOs. See *Accountability* below.
Accountability	• Clawback policy that applies to all incentive-based compensation, whether cash or equity. In addition, our stock plan has a clawback provision that applies to all equity awards (including time-based and performance-based equity awards).
	• Anti-hedging, anti-short and anti-pledging policies, applicable to all directors and employees.
	• Our director resignation policy requires director nominees who do not receive at least 50% of the stockholder votes "for" re-election to tender their resignation.
	• Directors may not serve on more than four other public company boards; directors who serve as CEOs should not serve on more than two other public company boards.
Ethics	• Code of Business Conduct and Ethics annually affirmed by all employees.
	• Reporting hotline available to all employees, and PROS Audit Committee has procedures in place for the anonymous submission of employee complaints.
Stockholder Communication	• We proactively engage with stockholders throughout each year, including at earnings conference calls, investor road shows and investor days, as well as at individual stockholder meetings. We also welcome stockholders to attend our annual OutPerform event for customers and prospects.
	• Annual "Say-on-Pay" advisory vote on our executive compensation program.
Board Refreshment	• 60% of the Board refreshed since 2020, including two new independent directors in 2024 and one new independent director in 2025.
Board Performance Evaluations	• Annual Board, committee and individual director performance evaluations, led by our non-executive Chairman.
Diversity	• 40% of our Board of Directors are women and 30% are from diverse ethnicities.
Education	• Directors regularly attend continuing education events related to board governance best practices, including conferences and webinars provided by the NYSE, NACD and Equilar, among others.
Succession Planning	• Annual review of executive succession planning.

More information regarding our corporate governance is available under the Investor Relations section of our website at ir.pros.com, which also includes our corporate governance policies, our Code of Business Conduct and Ethics, and the charter for each committee of the Board.

Risk Management

The Board oversees our risk management process and programs. Management reviews the process, including identification of key risks and steps taken to address them, with the full Board at least on an annual basis. The Audit Committee, the CLD Committee and the NCG Committee assist the Board in discharging its oversight duties. Specifically, the Audit Committee provides oversight for our enterprise risk management. The Audit Committee discusses with management our major risk exposures, including risks relating to internal controls, disclosure, financial reporting, accounting, investment, capital structure, tax, business continuity and cybersecurity matters. For more information on our cybersecurity risk management and strategy as well as governance, see Item 1C. *Cybersecurity* in our *2024 10-K.*

The CLD Committee reviews risks related to the subject matters enumerated in its charter, including risks associated with our compensation programs. The NCG Committee considers risks related to the subject matters for which it is responsible as identified in its charter, including risks associated with corporate governance. While each of the three committees contributes to the risk management oversight function by assisting the Board in the manner outlined above, the Board remains responsible for the oversight of our risk management.

ESG Oversight

The Board oversees our ESG programs, including ongoing engagement with senior executives on key matters including cybersecurity, diversity, sustainability and governance practices. Our Chief People Officer leads our social investments and champions our commitment to ESG performance and transparency. The NCG Committee oversees our policies and programs concerning ESG matters, including review of our Sustainability Policy. The CLD Committee oversees the development and implementation of our practices, strategies and policies used for recruiting, managing and developing employees (human capital management). These practices, strategies and policies focus on diversity and inclusion, leadership development, workplace environment and safety, and corporate culture. In addition, the full Board receives updates and progress on ESG matters from management, and Mr. Jourdan meets with our Chief People Officer outside of regularly scheduled Board meetings to review ESG matters. For more information on ESG matters, see our Sustainability Report (available at: ir.pros.com). Our Sustainability Report is not incorporated by reference into this proxy statement.

Board Governance

Our non-executive chairman, among other responsibilities, oversees the planning of the annual Board calendar, and, with our CEO, in consultation with the other directors, schedules and sets the agenda for meetings of the Board, serves as a liaison between the CEO and the independent directors, leads executive sessions of our Board, and performs such additional duties and responsibilities as requested by the Board from time to time. Executive sessions of the independent directors of the Board are scheduled during each regularly scheduled in-person Board meeting. Our non-executive chairman provides feedback to our CEO, as needed, promptly after the executive session.

Board Performance Evaluation Process. Our Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. Our Board conducts annual performance evaluations that are intended to determine whether the Board, each of its committees, and individual Board members are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our NCG Committee oversees this annual process, which is led by our non-executive chairman. As part of this process, each Board member completes written assessments of Board and Committee effectiveness and performance. The Board also assesses the effectiveness and performance of individual Board members. For example, in 2024 each Board member completed written assessments of the nominees for reelection at the 2025 Annual Meeting. A summary of the results of these assessments are presented to the NCG Committee identifying any themes or issues that have emerged. The results are then reported to the full Board, which considers the results and ways in which Board processes and effectiveness may be enhanced.

Board Refreshment. Our Board recognizes that regularly evaluating Board refreshment is also an important component of Board effectiveness. The NCG Committee and the Board are focused on identifying individuals whose skills and experiences will enable them to effectively contribute to the Board. Following the annual Board performance evaluation described above, and as part of its consideration of director refreshment, the NCG Committee reviews the appropriate skills and characteristics required of Board members such as business experience, viewpoints and personal background, and diversity of skills in technology, finance, marketing, international business, sales, financial reporting and other areas. The NCG Committee also continually evaluates committee appointments (or membership) and leadership and opportunities for effective rotation. Additionally, due to the global nature of our business and our customers, the Board believes it is important that the Board include individuals with a breadth of experiences, backgrounds and perspectives, and those factors are considered in evaluating board candidates in order to provide practical insights and diverse perspectives. Based on these assessments, the Board added two new directors in 2024 (Ms. Biry and Mr. Strosahl) and one new director in 2025 (Ms. May). For more information on the qualifications, skills and attributes of our Board members, see *Director Skills and Attributes* in this Proxy Statement.

Accountability

Code of Business Conduct and Ethics. Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics is available under the Investor Relations section of our website at *ir.pros.com or https://ir.pros.com/files/doc_downloads/GovDocs/Code-of-Business-Conduct-and-Ethics.pdf.*

Director Resignation Policy. Our Board has adopted a director resignation policy. Under this policy, in an uncontested election of directors any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the NCG Committee. The NCG Committee will promptly consider all relevant factors including, without limitation, (a) the stated reasons why votes were withheld from such director; (b) any alternatives for curing the underlying cause of the withheld votes; (c) the tenure and qualifications of the director; (d) the director's past and expected future contributions to the Company; (e) our Corporate Governance Guidelines; and (f) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable SEC or NYSE requirement. The NCG Committee will recommend to the qualified independent directors the action to be taken with respect to such offered resignation, and the qualified independent directors will act on the NCG Committee's recommendation no later than 90 days following the date of the stockholders' meeting in which the election occurred. If a majority of the members of the NCG Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the remaining qualified independent directors on the Board will consider the matter directly or may appoint a committee of the Board amongst themselves solely for the purpose of considering the tendered resignations and making the recommendation to the Board whether to accept or reject them.

Stock Ownership Guidelines. Our Board has adopted stock ownership guidelines for our NEOs and directors that are designed to align our NEOs' and directors' interests with our stockholders' interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking and further increases our NEOs' and directors' alignment with stockholder interests. These guidelines require our CEO to hold shares of our stock worth at least six times his annual salary, other NEOs to hold shares of our stock worth at least two times their annual salary, and each non-employee director to hold shares of our stock worth at least five times the director's annual retainer. Vested shares or unvested time-based RSUs held by a NEO or director under any of our equity incentive plans are included in calculating the value of ownership held. Unvested performance-based equity such as MSUs are not counted in this calculation. New directors are expected to achieve their ownership threshold within six years after joining our Board. New NEOs are expected to achieve their ownership threshold within five years from the date of hire or promotion. As of December 31, 2024, each of our NEOs and directors were in compliance with the applicable guidelines.

Insider Trading Policy and Prohibition Against Hedging, Short-Sale, Pledging and Repricing Underwater Stock Options. We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as an exhibit to our Annual Report on *Form 10-K* for the fiscal year ended December 31, 2024. In addition, with regard to the Company's trading in its own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements. We have implemented both anti-hedging and anti-pledging policies, as well as a prohibition on participating in short sales of our stock, to ensure that our executives' stock remains at-risk. Our Insider Trading Policy, which applies to all employees, including officers and non-employee directors, specifically prohibits short sales of our securities, transactions in puts, calls or other derivative securities involving our stock, hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards and equity swaps), and holding our securities in a margin account or pledging our securities as collateral for a loan. Our Amended and Restated 2017 Equity Incentive Plan (2017 Plan) also prohibits repricing, repurchase or exchange of underwater stock options without stockholder approval. We do not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments. Accordingly, we currently have no specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information. In the event we were to grant new awards of such options at some future time, the CLD Committee and the Board would evaluate the appropriate steps to take in relation to the foregoing.

Compensation Committee Interlocks and Insider Participation. No member of our CLD Committee and none of our executive officers has any relationships that would constitute an interlocking relationship with executive officers and directors of any other entity.

Communication with Our Board

Stockholders or interested parties who wish to communicate with members of our Board may send correspondence to them in care of our Corporate Secretary at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. Such communication will be forwarded to the intended recipient(s). We currently do not intend to have our Corporate Secretary screen this correspondence, but may change this policy if directed by our Board due to the nature or volume of correspondence. Communications intended specifically for the non-executive chairman of the Board may also be sent to the address noted above, to the attention of the non-executive chairman of the Board.

DIRECTORS

Our Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational technology companies. In these positions, they have gained significant and diverse experience, including strategy, finance, sales and marketing, risk management, public company financial reporting, compliance and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board believes the experience, expertise and other attributes of our directors provide PROS with a diverse range of perspectives to provide oversight and represent the best interests of our stockholders.

Directors and Director Nominees



William Russell

Non-Executive Chairman of the Board

NCG Committee Chairman

CLD Committee

Mr. Russell, 73, is a private investor and serves as the Non-Executive Chairman of the board of directors at accesso Technology Group PLC (AIM: ACSO).

Mr. Russell previously served in a variety of roles on both public and private technology company boards including on the boards of SABA Software, Inc. (from January 2010 to March 2015), webMethods and Cognos. Mr. Russell held a number of senior-level roles in his more than 20 years at Hewlett-Packard, including Vice President and General Manager of the multi-billion-dollar Enterprise Systems Group. Mr. Russell holds a B.S. in Computer Science from Edinburgh University and has completed several executive development programs from institutions including Harvard Business School and INSEAD.

As a result of leading Hewlett-Packard's substantial software business and his public company board experience, Mr. Russell brings to the Board his broad knowledge of large-scale software operations, including sales, marketing, development, finance, strategic planning and leadership, and corporate governance.



Andres D. Reiner

(Nominee)

President and Chief Executive Officer

Mr. Reiner, 54, serves as our President and Chief Executive Officer, a position he has held since 2010.

From 1999 to 2010, Mr. Reiner held a series of positions with successively increasing responsibility, including Senior Vice President of Product Development and Executive Vice President of Product and Marketing. Prior to becoming our President and CEO, he was responsible for global marketing and alliances, product management, science research, and development of our next generation software products. Mr. Reiner has served on the board of directors of Paylocity Holding Corporation (NASD: PCTY) since September 2014 and serves on their Compensation and Nominating and Governance committees.

Mr. Reiner holds a B.S. in Computer Science with a minor in Mathematics from the University of Houston.

As a result of his more than 25 years of experience with PROS, Mr. Reiner has familiarity with all of our key day-to-day operations, in-depth experience in and knowledge of the development of our products, services and the markets in which we compete, and has leadership, management, strategy, corporate development, risk management and operating experience.



Jennifer Biry

Audit Committee

Ms. Biry, 51, is Chief Financial and Operating Officer at McAfee, a global leader in online protection for consumers. Ms. Biry joined McAfee in her present position in 2022 and leads the global finance, strategy, M&A, IT, security, sales, customer service and procurement operations, responsible for overseeing over $2B in annual revenue.

Prior to McAfee, Ms. Biry served as Chief Financial Officer for WarnerMedia from 2020 to 2022. She previously served in various leadership roles at AT&T Communications, including as Senior Vice President and Chief Financial Officer of AT&T Communications' Consumer segment from 2018 to 2020. Ms. Biry earned a B.B.A. from Texas Lutheran University and is a Certified Public Accountant.

An audit committee financial expert, Ms. Biry brings to the Board her extensive accounting, financial, strategic and operations leadership experience.



Raja Hammoud

Audit Committee

Ms. Hammoud, 53, is a private investor and retired technology executive.

She served as Executive Vice President of Products at Coupa Software Incorporated (NASD: COUP) from 2019 to 2023. She served as Senior Vice President of Products at Coupa from 2017 to 2019 and as Vice President of Product Marketing and Management from 2014 to 2017. Prior to joining Coupa, Ms. Hammoud directed product marketing for Adobe System's (NASD: ADBE) business process management business and held a product development management role at webMethods. Ms. Hammoud earned a B.S. in Computer Science with high distinction from the American University of Beirut, Lebanon.

Ms. Hammoud brings to the Board her extensive technology industry experience, including her experience in product marketing, software development and product portfolio strategy.



Leland Jourdan

CLD Committee

Mr. Jourdan, 67, retired from Chevron (NYSE: CVX) in 2021, after having served as Chevron's Chief Diversity and Inclusion Officer from 2018 to 2021 and Senior Management Sponsor from 2015 to 2018. In his more than 18-year career at Chevron, Mr. Jourdan served in a variety of management roles, including as Vice President, Commercial and Business Development for each of the IndoAsia and Asia South regions. Mr. Jourdan served on the board of directors of SilverBow Resources, Inc. (NYSE: SBOW) in 2024.

Prior to Chevron, Mr. Jourdan served in management, business development, trading and engineering roles at El Paso Energy, PG&E and Dominion Energy. As a graduate of the US Military Academy at West Point, Mr. Jourdan was commissioned as an officer in the US Army, obtaining the rank of Captain prior to entering the private sector. Mr. Jourdan currently serves on the board of SEARCH Homeless Services, a non-profit organization.

An author and frequent public speaker, Mr. Jourdan brings to the Board his substantial international commercial and business development, mergers and acquisitions, risk management and diversity, equity and inclusion experience at a global, Fortune 10 company.



Katie May

Ms. May, 58, is a retired technology company CEO and director of several companies. From 2012 to 2020, Ms. May served as CEO of ShippingEasy, Inc., a SaaS ecommerce company acquired by Stamps.com. Ms. May was CEO of Kidspot.com.au Pty Ltd, an Australian-based digital parenting publisher, from when she founded the company in 2005 to 2012 following its acquisition by News Corp. in 2011. Previously, Ms. May was CMO of SEEK Limited (OTCMKTS: SKLTY), an Australian based online employment marketplace operating across Asia Pacific and Latin America, from 1999 to 2005. Earlier in her career, Ms. May worked as a management consultant at Booz & Company, a brand manager at Philip Morris and in public accounting. Ms. May received her undergraduate BBA and Master's of Business Administration from The University of Texas.

Ms. May currently serves on the board of directors of Nature's Sunshine Products, Inc. (NASDAQ: NATR) where she serves on the Compensation and Governance committees. From 2023-2024, she served on the board of directors of Pitney Bowes, Inc. (NYSE: PBI), serving as Chair of the Governance committee and a member of the Executive Compensation and Long-term planning committees. From 2021 to 2024, she served on the board of directors of Thinkific Labs, Inc. (TSX: THNC), serving as Chair of the Governance committee as well as on the Audit and Compensation committees. From 2019 to 2021, she served on the board of directors of Stamps.com (formerly NASDAQ: STMP). She currently serves on the board of directors of the following private companies: Rokt, Inc., Vivi International and Onramp Funds.

An experienced entrepreneur, CEO and board member, Ms. May brings to the Board extensive experience in scaling technology companies, including SaaS and e-commerce businesses, as well as her management, operations, governance, sales and marketing and international business knowledge.



Catherine Lesjak
(Nominee)
Audit Committee Chair
NCG Committee

Ms. Lesjak, 66, retired from HP, Inc. (NYSE: HPQ), formerly Hewlett-Packard Company (HP) in March 2019, serving as HP's interim Chief Operating Officer from 2018 to 2019, after having served as Chief Financial Officer from 2007 to 2018.

In addition, Ms. Lesjak served as interim CEO of HP from August 2010 through October 2010. During her 32-year careeer at HP, Ms. Lesjak held a broad range of financial leadership roles, including Senior Vice President and Treasurer and other financial operations and controller roles. Ms. Lesjak has a bachelor's degree in Biology from Stanford University and a MBA in Finance from the University of California, Berkeley.

Ms. Lesjak serves on the board of directors of GE Aerospace (NYSE: GE) where she serves on the Audit and Governance & Public Affairs committees and GE HealthCare Technologies Inc. (NYSE: GEHC) where she serves as Chair of the Audit committee. She served on the board of directors and as Chair of the Audit committee and a member of the Compensation committee of SunPower (NASD: SPWR) from 2013 to 2022.

An audit committee financial expert, Ms. Lesjak brings to the Board extensive experience as the chief financial officer of a major corporation, with significant presence in both the business-to-consumer and business-to-business markets, including extensive experience in strategic business planning and execution, financial oversight, corporate development and public company governance.



Greg B. Petersen
CLD Committee Chair
Audit Committee

Mr. Petersen, 62, is a private investor and retired technology executive. He currently serves on the board of directors of Plus Therapeutics, Inc. (NASD: PSTV) where he serves as Chairman of the Audit committee and a member of the Compensation committee.

Mr. Petersen previously served on the board of directors of Aterian, Inc. (NASD: ATER) (2019 to 2022), Diligent Corporation (2013 to 2016) and Piksel, Inc. (2012 to 2017). Mr. Petersen served as the chairman of the Audit committee at Aterian, Diligent and Piksel, and as an advisory board member at Synthesio. From 2014 to 2015, he served as Executive Vice Chairman at Diligent Corporation. Mr. Petersen previously served as Chief Financial Officer for CBG Holdings, Lombardi Software, Inc. (which was sold to IBM in 2010), and Activant Solutions, Inc. Mr. Petersen previously served in executive roles with Trilogy Software and RailTex. Mr. Petersen began his career with American Airlines, Inc. (NASD:AAL), including serving as managing director of corporate development where he led a project to create Sabre Holdings, Inc. (NASD:SABR) and complete its IPO. Mr. Petersen holds a B.A. in Economics from Boston College and a MBA from Duke University.

An audit committee financial expert, Mr. Petersen brings to the Board his business and leadership experience in software companies, merger and acquisition experience, and extensive financial planning, accounting, governance, compensation planning and risk management knowledge.



John R. Strosahl
(Nominee)

Mr. Strosahl, 59, is the CEO of Jamf, the market leader in managing and securing Apple devices for organizations.

Mr. Strosahl has over 20 years of general management and business development experience across Europe, North America and Asia. He most recently led eBay's B2C business in North America. Previously, he spent 10 years at Digital River where he served as EVP and General Manager of the Commerce Business Unit, and SVP and GM of Europe. Mr. Strosahl holds a master's degree from the University of Illinois.

As a CEO of a publicy traded SaaS company, Mr. Strosahl brings his extensive experience in software operations, sales, marketing and management to the Board.



Timothy V. Williams
Audit Committee
NCG Committee

Mr. Williams, 76, is a private investor and retired chief financial officer.

Mr. Williams previously served on the board of directors and as chairman of the Audit committees of ChannelAdvisor Corporation (NYSE: ECOM) (2012 to 2022) and Halogen Software, Inc. (TSE: HGN) (2011 to 2017). Mr. Williams served as Senior Vice President and Chief Financial Officer of Blackbaud, Inc. (NASD: BLKB), a provider of software and services to non-profit organizations, from 2001 until his retirement in 2011. Mr. Williams previously served as Executive Vice President and Chief Financial Officer of both Mynd Corporation (now a subsidiary of Computer Sciences Corporation), and Holiday Inn Worldwide, a subsidiary of Bass PLC. Mr. Williams holds a B.A. in Business from the University of Northern Iowa.

An audit committee financial expert, Mr. Williams has extensive financial, business, management and public software company expertise. Through his experience as a chief financial officer at three different companies, including two software and services firms, Mr. Williams brings to the Board extensive knowledge of accounting, risk management, general management of software companies and public company reporting requirements and processes.

Director Skills and Attributes

The below table highlights the key skills, qualities, attributes and experiences of our continuing directors and director nominees as well as term of office information. A checkmark indicates a specific area of focus or experience for each director, and not having a mark does not meet that a particular directors does not possess that qualification or skill.

Board Experience, Expertise or Attribute	Biry	Hammoud	Jourdan	Lesjak (Nominee)	May	Petersen	Reiner (Nominee)	Russell	Strosahl (Nominee)	Williams
Accounting	✓			✓		✓				✓
Business Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Cloud Software	✓	✓		✓	✓	✓	✓	✓	✓	✓
Finance	✓			✓		✓				✓
International	✓	✓	✓	✓	✓		✓	✓	✓	
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company/Governance				✓	✓	✓	✓	✓	✓	✓
Risk Management	✓		✓	✓		✓				✓
Sales & Marketing			✓		✓		✓	✓	✓	
Software Product Development		✓			✓		✓			
Tech Industry	✓	✓		✓	✓	✓	✓	✓	✓	✓
Travel Industry						✓	✓			
Race/Ethnicity										
Black/African American			✓							
Hispanic/Latin American							✓			
Asian										
Middle Eastern/North African		✓								
Caucasian/White	✓			✓	✓	✓		✓	✓	✓
Other Public Boards										
At March 28, 2025	—	—	—	2	1	1	1	1	1	—
Term of Service on PROS Board										
Director Since	2024	2020	2021	2020	2025	2007	2010	2008	2024	2007
Current Term Expires	2026	2027	2027	2025	2026	2026	2025	2027	2025	2026
Class of Director	I	II	II	III	I	I	I[(1)]	II	III	I

(1) Mr. Reiner served as a Class III director prior to the 2025 Annual Meeting. Mr. Reiner has been nominated by the Board as a Class I director in light of Mr. Reiner's previously announced intention to retire following completion of the search for his successor and serve as an advisor for a 12-month period thereafter.

PROPOSAL ONE

ELECTION OF DIRECTORS

What am I voting on?

Stockholders are being asked to elect two Class III director nominees to the Board for a three-year term and one Class I director nominee to the Board for a one-year term.

Voting Recommendation:

The Board recommends voting "FOR" the election of each of the two Class III director nominees and the one Class I director nominee.

Three (3) directors are to be elected at the Annual Meeting. Our Board, upon the recommendation of the NCG Committee, has nominated Catherine Lesjak and John Strosahl as Class III directors, each to hold office until the 2028 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal, and Andres Reiner as a Class I director to hold office until the 2026 Annual Meeting, and until his successor has been duly elected and qualified or until the earlier of his death, resignation or removal.

The Board is also composed of four Class I directors, whose terms expire upon the election and qualification of directors at the 2026 Annual Meeting and three Class II directors, whose terms expire upon the election and qualification of directors at the 2027 Annual Meeting.

The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

Vote Required

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

Directors are elected by a plurality vote of the votes cast by holders of our Common Stock entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not have any effect on this proposal. Accordingly, the three nominees who receive the highest number of properly executed "FOR" votes from the holders of Common Stock will be elected as directors.

The number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. In accordance with our Director Resignation Policy, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider whether to accept the resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. For more information about this policy, see *Corporate Governance - Accountability - Director Resignation Policy.*

The NYSE broker discretionary rules prohibit banks, brokers and other intermediaries from voting shares held in their clients' accounts on elections of directors unless the client has provided voting instructions. If you hold your shares in street name, it is important that you cast your vote if you want it to count in the election of directors.

 **FOR** — **THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE ELECTION OF EACH OF THE TWO CLASS III DIRECTOR NOMINEES AND THE ONE CLASS I DIRECTOR NOMINEE.**

DIRECTOR COMPENSATION

Members of the Board who are not PROS employees (Non-Employee Directors) receive compensation for their service on the Board. As a PROS employee, Mr. Reiner does not receive compensation for his service on the Board. The CLD Committee annually reviews compensation for Non-employee Directors taking into account various factors, including director responsibilities, peer group data and market practices. Following a market review, the CLD Committee continued the director compensation program for 2024 with no changes to the cash retainer components from prior years and increased the annual equity component from $180,000 to $190,000. The compensation structure for Non-employee Directors consisted of an equity award, annual cash retainer, and for certain leadership roles, a supplemental cash retainer. Cash retainers are paid quarterly in arrears. In 2024, each Non-employee Director serving as of the 2024 Annual Meeting received a RSU award with a target value of $190,000, which will vest in full on the earlier of May 15, 2025 or the 2025 Annual Meeting. Each Non-employee Director received an annual cash retainer of $35,000 in 2024. The non-executive chairman of our Board received a supplemental cash retainer of $60,000 in 2024. In addition, each Non-employee Director serving as a chair or member of a standing committee of our Board received the following supplemental cash retainer(s):

Committee Role	Audit Committee	CLD Committee	NCG Committee
Member	$ 15,000	$ 15,000	$ 7,500
Chair	$ 30,000	$ 20,000	$ 10,000

We reimburse directors for reasonable out-of-pocket expenses incurred in connection with (i) their attendance at our Board and committee meetings and other Company meetings, and (ii) director continuing education programs, including participation in the NACD, of which the Company is a member.

Director Compensation Table

The following table sets forth the compensation paid to our Non-employee Directors for service on our Board during 2024. Compensation for Andres D. Reiner our President and CEO, is set forth in the *Summary Compensation Table.* Mr. Reiner does not receive compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)	Restricted Stock Units ($) (1)	Total ($)
Michelle Hughes Benfer [2]	$ 33,450	$ 189,998	$ 223,448
Jennifer Biry [2]	$ 12,163	$ 136,367	$ 148,530
Carlos Dominguez [2]	$ 26,625	$ 189,998	$ 216,623
Raja Hammoud	$ 50,000	$ 189,998	$ 239,998
Cynthia M. Johnson [2]	$ 13,173	$ —	$ 13,173
Leland Jourdan	$ 50,000	$ 189,998	$ 239,998
Catherine Lesjak	$ 72,500	$ 189,998	$ 262,498
Greg B. Petersen	$ 70,000	$ 189,998	$ 259,998
William Russell	$ 120,000	$ 189,998	$ 309,998
John Strosahl [2]	$ 2,888	$ 85,869	$ 88,757
Timothy V. Williams	$ 57,500	$ 189,998	$ 247,498

(1) Represents the grant date fair value of equity awards granted in 2024 calculated in accordance with GAAP. For additional information about valuation assumptions for equity awards, refer to Note 12 of our financial statements in our *2024 10-K*. All Non-employee Directors serving as of the conclusion of the 2024 Annual Meeting were granted RSUs on May 15, 2024. Ms. Biry and Mr. Strosahl were granted RSUs on a pro rata basis commensurate with their respective appointment to the Board. All these RSUs vest in full on the earlier of May 15, 2025 or the 2025 Annual Meeting. The RSUs granted to Ms. Benfer and Mr. Dominguez in 2024 were forfeited upon their respective resignations from the Board in 2024.

(2) Each of these Directors served on the Board for less than a full year, and their cash compensation was pro-rated.

For information on the stock holdings of each director, see *Security Ownership.*

EXECUTIVE OFFICERS

The following section sets forth our other NEOs and other significant employees of the Company, other than Mr. Reiner, their ages (immediately prior to the Annual Meeting), and the Company positions currently held by each such person:



Stefan B. Schulz
Executive Vice President and Chief Financial Officer

Mr. Schulz, 58, oversees our accounting, financial planning and analysis, legal, treasury, facilities, investor relations, internal audit, tax and corporate development functions.

Mr. Schulz joined PROS in his current position in March 2015. Prior to joining us, Mr. Schulz served as Chief Financial Officer for Digital River, Inc., a global provider of cloud-based commerce, payments and marketing services, from July 2011 to February 2015. Mr. Schulz previously served in various roles, including as Senior Vice President, Chief Financial Officer and Chief Accounting Officer, with Lawson Software, an enterprise resource planning software company, from October 2005 to July 2011; in various finance and accounting roles at BMC Software, from 1993 to 2005, including as Vice President and Corporate Controller; and as an Audit Manager in the Enterprise Group with Arthur Andersen LLP. Mr. Schulz holds a B.B.A. in Accounting from Lamar University.



Todd McNabb
Chief Revenue Officer

Mr. McNabb, 49, oversees our global go-to-market operations, including our sales, marketing, professional services, customer support, and customer success functions.

Mr. McNabb joined PROS in his current position in April 2024. Prior to joining us, Mr. McNabb served as Chief Revenue Officer at ScienceLogic from 2021 to 2023 and as Vice President, Sales at VMWare from 2019 to 2023.

Mr. McNabb earned a Bachelor's degree in Communications from The University of Alabama.

Other Significant Employees

Name	Age	Position
Surain Adyanthaya	60	President, Global Industries
Nikki Brewer	44	Chief People Officer
Scott Cook	57	Chief Accounting Officer
Ajay Damani	51	Executive Vice President, Engineering
Sunil John	51	Chief Product Officer
Damian Olthoff	50	General Counsel and Secretary
Susanne Senoff	53	Chief Information Security Officer
Craig Zawada	54	Chief Visionary Officer

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Compensation and Leadership Development Committee of the Board of Directors of PROS has reviewed and discussed the following Compensation Discussion and Analysis with management and FW Cook. Based on this review and discussion, we recommended to the Board, and the Board has agreed, that the following Compensation Discussion and Analysis be included in this Proxy Statement.

MEMBERS OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

| Greg B. Petersen (Chairman) | Leland Jourdan | William Russell |

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) explains the principles, policies, and practices upon which our executive compensation program is based; our decision-making process, including our consideration of stockholder feedback; and the 2024 compensation paid to our NEOs. This CD&A describes our executive compensation program and the compensation paid to our NEOs:

Andres D. Reiner Chief Executive Officer, President and Director

Stefan B. Schulz Executive Vice President and Chief Financial Officer

Todd McNabb Chief Revenue Officer

Summary

Our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract and retain high-caliber talent, and promote a performance culture that encourages achieving and exceeding corporate goals and objectives. The compensation paid to our NEOs in 2024 reflects that we set aggressive goals for our business performance and our executive compensation program is operating as designed.

In 2024, we reported total revenue of $330.4 million, up 9% over 2023, subscription revenue of $266.3 million, up 14% over 2023, and also achieved gross revenue retention rates above 93%. Beyond revenue growth, we also significantly improved our operating cash flow by $17.5 million year over year, or 177%, and our free cash flow by $14.8 million, or 130%, for the full year 2024. Our results, while strong and exceeding our threshold revenue and free cash flow goals, did not reach our aggressive targets for either metric, resulting in a below-target cash incentive payout for each of our NEOs. Despite our growth and improved operational performance, our stock price has lagged behind the Russell 2000. However, when compared to our 2025 Proxy Peer Group, our stock price performance aligns with broader trends among similar companies.



Annual Total Shareholder Return

- PROS
- Median 2025 Proxy Peer Group
- Russell 2000



Operating Cash Flow Improvement YoY

- PROS
- Median 2025 Proxy Peer Group

Subscription Revenue Growth YoY

- PROS
- Median 2025 Proxy Peer Group

While our stock performance is largely consistent with market pressures faced by other software companies with comparable market capitalization, our NEOs' MSUs vest based on our relative TSR performance versus the Russell 2000. As such, no MSUs were earned for the 3-year performance period ended December 31, 2024. The CLD Committee continues to believe that:

- **Our executive compensation program is effective and operating as designed; and**

- **Our CEO's performance-based equity awards, representing a significant amount of his pay, are operating as designed and align our CEO's <u>actual</u> compensation to Company performance and stockholders' interests.**

Say on Pay Advisory Vote Results

At the 2024 Annual Meeting, 98% of the votes cast on the advisory proposal to approve the compensation of our NEOs (say-on-pay) were in favor of the 2023 compensation paid to our NEOs. Each year, our CLD Committee takes into account the result of our say-on-pay vote, a key indicator of stockholder sentiment. We also keep an open dialogue with our institutional investors and stockholders throughout the year. We reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders, including ESG topics and executive compensation. We actively engaged with stockholders through one-on-one meetings, conferences and roadshows and collected their feedback on a variety of topics, including our business and long-term strategy, corporate governance and risk management practices, board leadership and refreshment, diversity, corporate social responsibility initiatives (including ESG matters), our executive compensation program and other matters of stockholder interest. As a result of this ongoing outreach, the CLD Committee took into account the positive and supportive stockholder sentiment as it set 2025 NEO compensation.

Executive Compensation Philosophy and Practices

Our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract and retain high-caliber talent, and promote a performance culture that encourages achieving and exceeding corporate goals and objectives.

Guiding Principles	
Pay for Performance	We emphasize pay-for-performance where compensation is contingent upon the performance of our business and our stock price. We utilize performance-based pay through equity and cash incentive awards that require achievement of pre-established goals with no discretion.
Align Incentives	We link rewards to the achievement of measurable financial objectives that build long-term stockholder value. The performance-based elements are aligned to Company and stockholder goals. For 2024, the NEO bonus plan was based on achievement against aggressive growth goals for total revenue and free cash flow, with a minimum adjusted EBITDA threshold. We granted our NEOs performance-based equity that vests based on our stock performance relative to the Russell 2000 Index over a three-year period.
Competitive	We ensure that our executive compensation is competitive based on peer benchmarking and industry standards, adjusting pay as appropriate to attract and retain top talent while aligning with stockholder interests. We do not target a specific percentile and review market data to check that compensation is generally in a market range and reflects the individual's experience, performance and contribution.
Independent Benchmarking	To ensure our compensation remains competitive, the CLD Committee engaged FW Cook as its independent consultant to review and benchmark the compensation we provide relative to our peer group and market data. Our 2024 peer group was comprised of 16 companies based on industry, market cap and revenue.
Retain Leadership Talent	In addition to the performance-based elements of compensation, we granted our NEOs time-based RSUs that vest over a 4-year period. When combined with the performance-based equity that vests over a 3-year period, most of the NEO compensation program is directly tied to our long-term stock performance with multi-year retention features.

Accountability and Avoiding Unnecessary Risk-Taking	
Stock Ownership Guidelines	We maintain robust ownership guidelines for our directors and NEOs, which are higher than median peer practice, to further align their personal interests with our stockholders. Our CEO is expected to hold stock equal to 6X his base salary, and he has held significantly more than this requirement for many years Our other NEOs are expected to hold stock equal to 2X their base salary; although Mr. McNabb who joined in 2024 has 5 years to attain this level. Mr. Schulz is in compliance with this requirement. Our director stock ownership guideline is 5X their annual cash retainer.
Policies	Our executive clawback policy applies to all incentive-based compensation, whether cash or equity. In addition, our stock plan has a clawback provision applicable to all equity awards (including time-based and performance-based equity awards). We maintain anti-hedging, anti-short and anti-pledging policies applicable to all employees.
Double triggers	Our NEO employment agreements have "double trigger" change in control provisions.
No Excessive Perquisites	We do not provide significant perquisites to our NEOs.
Minimum Equity Vesting Requirements	We do not grant equity with vesting terms of less than one year after grant, except for up to 5% of the stock plan authorized shares.
Compensation Risk Oversight	Our CLD Committee oversees risks associated with compensation policies and practices.

The CLD Committee believes that the design of our executive compensation program, including the mix and aggressive targets, is competitive, rewards performance, and has a significant impact on driving company performance.

Executive Compensation Process

Independent Compensation Committee. Our CLD Committee, comprised entirely of independent directors, is responsible for establishing, administering and interpreting our policies governing the compensation and benefits for our NEOs, as well as granting any share-based awards to our NEOs. Our CLD Committee establishes executive compensation programs that it believes, based on the members' experience, is the most appropriate to achieve the goals described above. Our CLD Committee continues to evaluate our executive compensation programs on a quantitative and qualitative basis on at least a yearly basis or more frequently if circumstances dictate. Our CLD Committee expects to make new awards and adjustments to our executive compensation programs as appropriate. Our CLD Committee has taken the following steps to ensure that our executive compensation and benefit policies are consistent with both our compensation philosophy and our Corporate Governance Guidelines:

- solicited recommendations from an independent executive compensation consultant to evaluate our executive compensation practices and assisted in developing and implementing the executive compensation programs;

- established a practice, in accordance with the rules of the NYSE, of reviewing the performance and determining the compensation earned, paid or awarded to our CEO; and

- established a policy, in accordance with the rules of the NYSE, to review on an annual basis the performance of our other executive officers with assistance from our CEO and determined what we believe to be appropriate total compensation for these executive officers.

Our CLD Committee considers a broad range of facts and circumstances in setting executive compensation. Among the factors considered for our executives generally in 2024, and for the NEOs in particular, are market data and recommendations from the Committee's independent compensation advisor, FW Cook, advice from our CEO, general economic and market conditions, our financial condition and operating results, our operating plan, our geographic locations and executive compensation policy objectives described above.

Independent Compensation Consultant. In 2024, the CLD Committee retained FW Cook to advise on executive compensation, including plan design, pay for performance analytics, benchmarking, trends, and industry best practices. The CLD Committee selected FW Cook due to their extensive experience and expertise in executive compensation within the software industry. The CLD Committee, which is solely responsible for FW Cook's appointment, compensation and oversight, reviewed FW Cook's qualifications, as well as all factors relevant to their independence from management, including the independence factors required by the NYSE. FW Cook did not perform any services for us in 2024 other than those provided to the CLD Committee, and has served as the CLD Committee's consultant since 2017.

Peer Benchmarking. The CLD Committee utilizes a peer group of publicly-traded companies to inform decisions regarding executive compensation amounts and program design. The CLD Committee does not rigidly target a specific percentile when making compensation adjustments, but rather examines the latest-available compensation data from the peer group provided by its independent compensation consultant as one factor used in its decision-making process. The CLD Committee considers each NEO's role and scope of responsibilities relative to comparable positions at PROS peers. Based on this information, the CLD Committee reviews PROS executive compensation programs and practices, and analyzes each NEO's base salary, cash bonus and long-term incentives.

The CLD Committee reviews the constituents of our compensation peer group each year with our compensation consultant for appropriateness based on a variety of factors, including: similarities in market capitalization and revenue, relevant industry, the labor market for top management talent, comparable headcount and other characteristics. The CLD Committee generally focuses on using peer companies that do not have a founder CEO because they tend to pay differently from typical market practices (exceptions have been made where business size and fit are strong and the pay program/mix is market normative).

The CLD Committee reviewed the peer group in August 2023 for purposes of informing executive compensation decisions for 2024 and made several changes with a focus on aligning the group's overall financial size closer to PROS at the time. The following three companies were removed from the peer group because their market cap had fallen below the CLD Committee's desired range: Quotient Tech, Telos and Upland Software. Ping Identity was removed because it was acquired. Three new peers were added for the 2024 peer group, each of which are software companies that had similar revenue and market cap to ours at the time: E2open, Yext and Zoura. We believe that all companies in the 2024 peer group are in a comparable and appropriate size range, are similar in terms of their scope and complexity, and are representative of widely-accepted peer group development best practices. A complete list of the 2024 peer group is set forth in the following table:

2024 Peer Group (Count = 16)				
BigCommerce Holdings, Inc.	BlackLine, Inc.	Domo, Inc.	E2open Parent Holdings, Inc.*	Everbridge, Inc.
Model N, Inc.	OneSpan Inc.	PagerDuty, Inc.	Q2 Holdings, Inc.	Rapid7, Inc.
SPS Commerce, Inc.	Sumo Logic, Inc.	Workiva Inc.	Yext, Inc.*	Zuora, Inc.*
8x8, Inc.				

Added for 2024 peer group

Market Cap range of 2024 peer group as of June 30, 2023 (time of peer group construction): 0.35x - 4.9x PROS $1.4B market cap on 6/30/24
Latest TTM Revenue range of 2024 peer group as of June 30, 2023: 0.7x - 2.5x PROS $301M 2023 analyst consensus revenue at the time

The CLD Committee reviewed the peer group again in August 2024 for purposes of informing executive compensation decisions for 2025 and made several changes with a focus on aligning the group's overall financial size closer to PROS at the time. The following three companies were removed from the peer group because their market cap had fallen below the CLD Committee's desired range: 8x8, Domo and OneSpan. SPS Commerce was removed because its market cap had risen above the CLD Committee's desired range. Sumo Logic was removed because it was acquired, and Yext was removed because its lack of CEO cash compensation made it difficult to use for benchmarking. Six new peers were added for the 2025 peer group, each of which are software companies that had similar revenue and market cap to ours at the time: Couchbase, JFrog, MeridianLink, Phreesia, SolarWinds and Sprout Social. We believe that all companies in the 2025 peer group are in a comparable and appropriate size range, are similar in terms of their scope and complexity, and are representative of widely-accepted peer group development best practices. A complete list of the 2025 peer group is set forth in the following table:

2025 Peer Group (Count = 16)				
BigCommerce Holdings, Inc.	BlackLine, Inc.	Couchbase, Inc.*	E2open Parent Holdings, Inc.	Everbridge, Inc.
JFrog Ltd.*	MeridianLink, Inc.*	Model N, Inc.	PagerDuty, Inc.	Phreesia, Inc.*
Q2 Holdings, Inc.	Rapid7, Inc.	SolarWinds Corporation*	Sprout Social, Inc.*	Workiva Inc.
Zuora, Inc.				

Added for 2025 peer group

Market Cap range of 2025 peer group as of July 12, 2024 (time of peer group construction): 0.5x - 3.5x PROS $1.2B market cap on 7/12/24
Latest TTM Revenue range of 2025 peer group as of July 12, 2024: 0.6x - 2.4x PROS $334M 2024 analyst consensus revenue at the time

Compensation Program Design and Goal Setting.

Competitive Pay

Impact in 2024

At the time the CLD Committee made its 2024 executive compensation decisions, our Company's 2023 operational performance, including double digit year-over-year increases in subscription and total revenue, and peer group benchmarking data informed the 2024 executive compensation decisions which included flat target cash and increases to long-term incentive grant values, although the number of shares granted decreased 7-8% compared to 2023 due to the higher share price at the time of 2024 awards.

Pay for Performance

Impact in 2024

We produced solid financial results in 2024, including subscription revenue growth of 14%, total revenue growth of 9% and saw continued improvement in operating cash flow. Even with these strong financial results, our practice of setting aggressive performance targets resulted in NEO bonus achievement of 66% of target. 0% of the 2022 MSUs were earned (any earned portion would have vested in January 2025). The January 2023 MSUs were tracking at only 3% of target and the January and April 2024 MSUs were tracking at 0% of target (based on relative TSR performance through 12/31/24).

Align the interests of our executives and stockholders

Impact in 2024

Our NEO bonus plan is based on growth targets established at beginning of period. NEOs receive a mix of time-based and performance-based equity; 40% of our NEOs' annual equity grant value is in performance-based equity awards. We maintain robust stock ownership guidelines for our NEOs; our CEO continues to hold a significant amount of PROS stock.

Annual Compensation Evaluation. In early 2024, Mr. Reiner reviewed the performance and compensation of our CFO and made recommendations to the CLD Committee. In making its decisions regarding executive compensation, the CLD Committee meets outside the presence of executive officers when making final decisions about each executive. The CEO is periodically present during portions of deliberations that relate to the compensation for other executives but does not participate in discussions regarding his own pay. In addition, the CLD Committee has delegated to the CEO the authority to make share-based awards to employees below the VP level within certain limitations on aggregate grants and specific award terms.

2024 Executive Compensation Components

Our CLD Committee chose to make the NEO compensation decisions for 2024 set forth below after reviewing each leader's tenure and compensation history with us, the Company's and each leader's prior year performance, the compensation practices from our 2024 peer group, each leader's compensation relative to our updated peer group and feedback from stockholder engagement. Mr. McNabb's compensation was established at the time of his hiring in April 2024.

Base Salaries

The CLD Committee determines salaries on an annual basis after taking into account the competitive landscape, including the compensation practices of the companies in our selected peer group, our business strategy, our general performance and certain individual factors, such as position, salary history, individual performance and contribution, and length of service with the Company.

*Base Salaries for 2024. T*he CLD Committee kept our CEO's base salary the same for 2024, the fourth year for Mr. Reiner at the same base salary. The CLD Committee increased our CFO's base salary for 2024 by 4.2% based on competitive data from the peer group. This increase followed three years for Mr. Schulz at the same base salary. Mr. McNabb's base salary was established at the time of his hiring in April 2024. The following table sets forth the annual base salaries for the past two years for each of our NEOs:

Named Executive Officer	Annual Base Salaries		% Increase
	2023	2024	
Andres D. Reiner	$ 540,000	$ 540,000	—
Stefan B. Schulz	$ 405,000	$ 422,000	4.2%
Todd McNabb	—	$ 450,000	—

Annual Cash Incentives

NEO Cash Incentive Plan for 2024. The NEO cash incentive plan for 2024 (2024 NEO Plan) was established by the CLD Committee in February 2024. Recognizing the importance of continuing to grow the top-line results while maintaining operational discipline, the 2024 NEO Plan contained two performance measures: total revenue and free cash flow. Free cash flow is a non-GAAP financial measure consisting of net cash provided by (used in) operating activities, excluding severance payments, less capital expenditures and capitalized internal-use software development costs. The 2024 NEO Plan also included a minimum adjusted EBITDA threshold (Minimum EBITDA Threshold) required to be met; otherwise the funding for the 2024 NEO Plan would be reduced to achieve the Minimum EBITDA Threshold. Adjusted EBITDA is a non-GAAP financial measure calculated as GAAP net income (loss) before interest expense, provision for income taxes, depreciation and amortization, as adjusted to eliminate the effect of stock-based compensation cost, severance, amortization of acquisition-related intangibles, depreciation and amortization, and capitalized internal-use software development costs. The Minimum EBITDA Threshold for the 2024 NEO Plan was $17.5 million. A reconciliation of GAAP to non-GAAP measures is provided in the Appendix.

The CLD Committee believes that total revenue, a metric that measures top-line performance of the Company, and free cash flow, an indicator of the Company improving its operational efficiency, were the most appropriate measures for the 2024 NEO Plan and reflect previous stockholder feedback to use a top-line metric and a profitability metric. The weighting of the 2024 NEO Plan components is set forth in the following table:

Component	Weighting
Total revenue	50%
Free cash flow	50%

Each NEO's target payout was established as a percentage of base salary as set forth below. Mr. Reiner's target bonus remained unchanged in 2024 as compared to 2023. Mr. Schulz's target bonus amount increased modestly as a function of his small increase in base salary for 2024. Mr. McNabb's target bonus amount was established at the time of his hiring in April 2024. Actual payout can range from 0% to 150% with the threshold payout being 50% of such target amount when the minimum performance is achieved (subject to the Minimum EBITDA Threshold). Actual payouts under the 2024 NEO Plan were based on Company performance compared to goals for each component's target set by the CLD Committee in February 2024. These aggressive goals were established to drive performance above stockholder expectations.

We achieved above the minimum but not the target amounts for each of the total revenue and free cash flow targets, and the resulting payout was 66% of target. The Minimum EBITDA Threshold was met and thus payout of 66% was paid as calculated. No discretionary adjustments or changes to the goals were made after the 2024 NEO Plan was set at the beginning of the year. The minimum threshold, target and maximum goals for each component are set forth in the following table (linear interpolation applies between performance levels):

Component	Goals ($ in millions)			Performance Achieved
	Threshold	Target	Maximum	
Total revenue	$330.0	$338.0	$342.0	$330.4
Free cash flow	$22.0	$29.0	$33.0	$26.2
Payout	50%	100%	150%	66%

Named Executive Officer	Target Payout		Actual Payout	
	As a % of Base	Amount	Incentive Paid	As a % of Target
Andres D. Reiner	110%	$594,000	$392,040	66.0%
Stefan B. Schulz	80%	$337,600	$222,816	66.0%
Todd McNabb	100%	$450,000	$209,361 (1)	66.0%

(1) Mr. McNabb's bonus payout was pro rated for the portion of the year he was employed with the Company.

NEO Cash Incentive Plan for 2025. Our 2025 NEO cash incentive plan continues to reward our NEOs based on performance aligned to our commitment of profitable revenue growth. Building upon the 2024 NEO Plan, we maintain our emphasis on two key metrics: total revenue (measuring our top-line performance) and free cash flow (indicating operational efficiency). Given our positive adjusted EBITDA for the past two years, the Minimum EBITDA Threshold has been eliminated for the 2025 NEO Plan. We remain steadfast in our commitment to growth, profitability and transparency, guided by stockholder feedback.

Equity Awards

The CLD Committee believes that equity compensation is an essential tool to align the long-term interests of our NEOs and employees with those of our stockholders. The CLD Committee awards a mix of performance-based equity awards and time-based equity awards to our NEOs. The CLD Committee determines the size of awards following review of competitive market data from our peer group, as well as subjective factors such as relative job scope, individual performance, tenure and experience, expected future contributions to the growth and development of the Company, Company performance, historical equity compensation awarded to each NEO and the unvested equity held by each NEO. The CLD Committee is satisfied that the NEO equity compensation program is well-aligned with stockholders, which is demonstrated by the meaningfully lower Compensation Actually Paid (CAP) values compared to the Summary Compensation Table-reported values during years in which the Company's stock price decreased, and higher CAP values for years during which the stock price increased (see *Pay vs. Performance* table). The CLD Committee increased intended grant values in 2024 as compared to intended grant values in 2023 based on several factors, including market data from the 2024 peer group and our relative outperformance in 2023. However, the number of shares granted to our CEO and CFO in 2024 was 7-8% lower than the number of shares granted to them in 2023 due to a meaningfully higher stock price at the time of 2024 awards. Furthermore, the intrinsic value of our NEOs' 2024 equity awards was significantly lower at the end of the year than at the time of grant due to our share price decline after the awards were granted.

For 2024, each NEO received a mix of performance-based and time-based RSUs based upon a target award value as set forth below:

Named Executive Officer		Target Award Value (000s)	Mix of Equity Award Types[1]		Share Price at Grant	Units Granted		Value Tracking at 12/31/2024 [4]
			Target MSUs	RSUs		Target MSUs	RSUs	
Andres D. Reiner		$7,600	40%	60%	$35.18	86,412	129,619	2,846,433
Stefan B. Schulz		$4,000	40%	60%	$35.18	45,480	68,220	1,498,111
Todd McNabb	[2]	$4,250	40%	60%	$33.48	47,789	79,151	1,738,156
	[3]	$2,000	—%	100%	$18.97	—	105,429	2,315,221

(1) The calculation of the number of respective units to grant was determined by the CLD Committee based upon the closing stock price of our Common Stock on the date of grant of the MSUs and RSUs, January 12, 2024 in the case of Messrs. Reiner and Schulz and April 18, 2024 in the case of Mr. McNabb.

(2) In addition to the $4 million in intended target award value of MSUs and RSUs granted, Mr. McNabb received $250,000 in intended target value of time-based RSUs vesting one year after the date of grant as part of his sign-on compensation package.

(3) On October 16, 2024, Mr. McNabb received a one-time $2,000,000 time-based RSU award in recognition of his early contributions to the business and our commitment to his continued success at PROS.

(4) The tracked value as of 12/31/2024 is based on a stock price of $21.96 and a tracked attainment of 0% for 2024 MSUs.

Target MSUs represent 40% of our intended NEO equity awards and RSUs represent the remaining 60%, which is a higher performance-based mix than the average performance-based award mix for similarly-situated executives in our 2024 peer group. The CLD Committee selected this mix for our NEOs to be competitive with our peers and aligned with typical peer group practices.

Market Stock Units (MSUs). In 2024, the CLD Committee granted MSUs for the performance-based equity component. The number of shares that will actually be earned will depend on our total stockholder return (TSR) for the three-year period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index (Index). To earn MSUs at target, we must outperform the Index by 5 percentage points. If we under-perform this level, the percentage at which the MSUs are earned will be reduced from 100% at a rate of 2.5 to 1 (2½-percentage-point reduction in the number of units for each percentage point of under-performance below 5 percentage points above the Index), with a minimum of 0% of MSUs earned at 35 percentage points of Index under-performance. If we outperform the Index beyond 5 percentage points better, then the MSUs will be increased above 100% of target, at a rate of 2.5 to 1 (2½-percentage-point increase in units for each percentage point of out-performance), with a maximum percentage of 200% MSUs earned. The units earned, if any, will vest on January 31, 2027. If the minimum performance threshold is not met, there will be no payout.

2024 MSUs Thresholds	Units Earned	TSR Outperformance
Maximum	200%	+45%
Target	100%	+5%
Minimum	—%	(35)%

As stated above, the 2024 MSUs will measure our relative TSR over a three-year period ending December 31, 2026. If the performance period for the 2024 MSUs had ended on December 31, 2024, 0% of such MSUs would have been earned as the Company underperformed the benchmark during the first year of the three-year performance period.

Time-based RSUs. RSUs granted in 2024 to our NEOs vest 25% on the one year anniversary of the grant date and an additional 6.25% vests each quarter thereafter over the subsequent three years (i.e. four-year total vesting period), assuming continued employment over the vesting period, and settle in shares of our Common Stock upon vesting. See 2024 award detail included in the *Grants of Plan-Based Awards* table.

Performance of Previously Awarded Performance-Based Equity Awards

The following sections set forth information regarding the performance against the benchmark of previously awarded performance-based equity awards.

2022 MSUs. MSUs were granted in January 2022 to Messrs. Reiner and Schulz. The 2022 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2024. The 2022 MSUs were earned at 0% of target due to under performance against the benchmark across the performance period.

2023 MSUs. MSUs were granted in January 2023 to Messrs. Reiner and Schulz. The 2023 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2025. The 2023 MSUs were tracking to be earned at 3% of target if performance was measured at December 31, 2024.

2024 MSUs. MSUs were granted in January 2024 to Messrs. Reiner and Schulz and in April 2024 to Mr. McNabb. The 2024 MSUs are earned base on our relative TSR over a three-year performance period ending December 31, 2026. The 2024 MSUs were tracking to be earned at 0% of target if performance was measured at December 31, 2024.

Other Compensation

Our NEOs are eligible to participate in our health and welfare programs, 401(k) plan, Employee Stock Purchase Plan and other benefit programs on the same basis as other U.S. employees. We also offer our NEOs reimbursement for the costs of an annual executive physical.

Severance Compensation and Termination Protection

We generally provide our NEOs with severance packages if they are terminated without cause (as defined in their employment agreements) or for good reason (as defined in their employment agreements). The amount of severance benefits is described below, and in more detail elsewhere in the section titled *Potential Payments Upon Termination or Change of Control.* The CLD Committee reviews the potential payouts to ensure their market-competitiveness in order to incentivize our NEOs to maintain focus on both daily and long-term efforts.

Our severance compensation provisions are designed to meet the following objectives:

- *Change in Control*: As part of our normal course of business, we may engage in discussions with other companies about possible collaborations and/or other ways in which the companies may work together to further our respective long-term objectives. In certain scenarios, the potential for merger or being acquired may be in the best interests of our stockholders. We provide a component of severance compensation if a NEO is terminated as a result of a change of control transaction to promote the ability of our NEOs to act in the best interests of our stockholders even though they could be terminated as a result of a transaction.

- *Termination Without Cause or For Good Reason*: If we terminate the employment of one of our NEOs "without cause" or one of our NEOs resigns for "good reason," each as defined in the applicable agreement, we are obligated to make certain payments based on the NEO's then-effective base salary. We believe this is appropriate because the terminated NEO is bound by confidentiality and non-competition provisions continuing after termination. We also believe it is beneficial to have a mutually-agreed severance package in place prior to any termination event to avoid disruptive conflicts and provide us with more flexibility to make a change in management if such a change is in our and our stockholders' best interests.

Other

Tax and Accounting Considerations

Limits on Deductibility of Compensation. Section 162(m) of the Code generally prevents us from deducting as a business expense that portion of compensation paid to certain of our officers that exceeds $1,000,000. The CLD Committee believes that its primary responsibility is to provide a compensation program to meet our stated business objectives, and accordingly the Company reserves the right to pay compensation that is not tax-deductible if it determines that such a payment is in the best interests of the Company and our stockholders.

Clawback Policies. In accordance with SEC rules and the requirements of the NYSE listing standards, in 2023, our Board adopted an executive clawback policy (Executive Clawback Policy) that empowers the Company to recover certain incentive compensation erroneously awarded to a current or former "Section 16 officer," as defined in Rule 16a-1(f) under the Securities and Exchange Act of 1934, as amended, in the event of an accounting restatement. A copy of the Executive Clawback Policy is filed as Exhibit 97.1 to our *2023 10-K*. Additionally, the 2017 Plan includes a reimbursement provision applicable to all awards, including cash and all types of equity (including time-based and performance-based equity awards), and profits from securities sales in the event of accounting restatements due to material noncompliance as a result of misconduct. Any participant who knowingly or through gross negligence engaged in, or failed to prevent, the misconduct is subject to the reimbursement provision as detailed in the 2017 Plan.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents the compensation paid to or earned by our NEOs during 2024, 2023, and 2022:

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Andres D. Reiner	2024	$ 540,000	$ —	$8,108,937 (2)	$ 392,040	$ 17,324 (3)	$ 9,058,301
President and Chief	2023	$ 540,000	$ —	$6,219,177 (4)	$ 783,486	$ 11,787	$ 7,554,450
Executive Officer	2022	$ 540,000	$ —	$5,970,413 (5)	$ 179,388	$ 12,200	$ 6,702,001
Stefan B. Schulz	2024	$ 422,000	$ —	$4,267,844 (6)	$ 222,816	$ 12,900 (3)	$ 4,925,560
Executive Vice President	2023	$ 405,000	$ —	$3,302,199 (7)	$ 427,356	$ 8,250	$ 4,142,805
and Chief Financial Officer	2022	$ 405,000	$ —	$2,671,056 (8)	$ 97,848	$ 12,200	$ 3,186,104
Todd McNabb	2024	$ 315,341 (9)	$ —	$6,411,943 (10)	$ 209,361	$ 11,500 (3)	$ 6,948,145
Chief Revenue Officer							

(1) Represents the aggregate grant date fair value of equity awards granted in the specified fiscal year as calculated in accordance with GAAP. For additional information about equity award valuation assumptions, refer to Note 12 of our financial statements in our *2024 10-K*.

(2) Represents 129,619 RSUs and 86,412 Target MSUs awarded to Mr. Reiner on January 12, 2024. The 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $35.18 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $41.07 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards*.

(3) Represents $13,800, $12,900 and $11,500 in 401(k) Company match for Messrs. Reiner, Schulz and McNabb, respectively. For Mr. Reiner, this amount includes $3,524 in expense associated with an annual executive physical.

(4) Represents 139,506 RSUs and 93,004 Target MSUs awarded to Mr. Reiner on January 12, 2023. The 2023 RSUs vest 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $24.30 per unit. The 2023 MSUs settle on January 31, 2026 if performance is achieved, and have a grant date fair value of $30.42 per unit.

(5) Represents 85,536 RSUs and 85,536 Target MSUs awarded to Mr. Reiner on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025 if performance is achieved, and have a grant date fair value of $37.65 per unit.

(6) Represents 68,220 RSUs and 45,480 Target MSUs awarded to Mr. Schulz on January 12, 2024. The 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $35.18 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $41.07 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards*.

(7) Represents 74,074 RSUs and 49,382 Target MSUs awarded to Mr. Schulz on January 12, 2023. The 2023 RSUs vest 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $24.30 per unit. The 2023 MSUs settle on January 31, 2026 if performance is achieved, and have a grant date fair value of $30.42 per unit.

(8) Represents 46,656 RSUs and 31,104 MSUs awarded to Mr. Schulz on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025, and have a grant date fair value of $37.65 per unit.

(9) Mr. McNabb joined PROS on April 18, 2024; his annual base salary of $450,000 was pro rated.

(10) Represents 79,151 RSUs and 47,789 Target MSUs awarded to Mr. McNabb on April 18, 2024, and 105,429 RSUs awarded to Mr. McNabb on October 16, 2024. Of the RSUs awarded in April, 7,467 of them vest 100% on April 18, 2025; the remaining RSUs vest 25% on April 18, 2025 and 6.25% on the 18th day of the first month of each quarter thereafter and have a grant date fair value of $33.48 per unit. The RSUs awarded in October vest 25% on October 16, 2025 and 6.25% on the 16th day of the first month of each quarter thereafter and have a grant date fair value of $18.97 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $36.87 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards.*

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our NEOs during 2024:

Named Executive Officer	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	FMV on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Target (#)	Maximum (#)			
Andres D. Reiner	RSU	1/12/2024						129,619	$ 35.18	$4,559,996
	MSU[1]	1/12/2024				86,412	172,824		$ 41.07	$3,548,941
	Cash incentive[2]		$148,500	$594,000	$ 891,000					
Stefan B. Schulz	RSU	1/12/2024						68,220	$ 35.18	$2,399,980
	MSU[1]	1/12/2024				45,480	90,960		$ 41.07	$1,867,864
	Cash incentive[2]		$ 84,400	$337,600	$ 506,400					
Todd McNabb	RSU	4/18/2024						79,151	$ 33.48	$2,649,975
	RSU	10/16/2024						105,429	$ 18.97	$1,999,988
	MSU[1]	4/18/2024				47,789	95,578		$ 36.87	$1,761,980
	Cash incentive[2]		$112,500	$450,000	$ 675,000					

(1) The 2024 MSUs are performance-vesting units. The 2024 MSUs settle on January 31, 2027, and the number of shares of Common Stock issuable upon settlement is based on the Company's TSR in relation to the Russell 2000 Index (Index) over a three-year measurement period ending December 31, 2026. The range of shares of Company stock that may be earned is 0% to 200%. Total MSU grant date fair value is calculated by multiplying the target number of units awarded by the grant date fair value of $41.07 per unit in the case of Messrs. Reiner and Schulz, and $36.87 per unit in the case of Mr. McNabb. This grant date fair value per unit is estimated by the Company on the date of grant using a Monte Carlo simulation model. The model is affected by the Company's stock price and a number of assumptions including the expected volatility of the Company's stock and the Index, its risk-free interest rate and expected dividends. For more information on the assumptions and methodology used to estimate fair market value for MSUs, please see Note 12 of our financial statements in our *2024 10-K*.

(2) Amounts represent the threshold, target and maximum payouts for the 2024 NEO Plan based on total revenue and free cash flow attainment, as described in the Components of 2024 Executive Compensation section above. The 2024 NEO Plan included a Minimum EBITDA Threshold that if not achieved would reduce the actual payouts from those calculated from the total revenue and free cash flow attainment. Therefore, actual payouts under the 2024 NEO Plan could have been less than the threshold amounts. The actual cash incentive bonus earned for 2024 is reported in the 2024 Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year End

The following table presents the number of outstanding equity awards held by our NEOs as of December 31, 2024 and the value of such awards based on the closing stock price of $21.96 as of December 31, 2024 (the last trading day on the NYSE in 2024):

Named Executive Officer	Stock Awards			
	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)	
Andres D. Reiner	14,619	(1)	$	321,033
	26,730	(2)	$	586,991
	78,473	(3)	$	1,723,267
	93,004	(4)	$	2,042,368
	129,619	(5)	$	2,846,433
	86,412	(6)	$	1,897,608
Stefan B. Schulz	9,315	(1)	$	204,557
	14,580	(2)	$	320,177
	41,669	(3)	$	915,051
	49,382	(4)	$	1,084,429
	68,220	(5)	$	1,498,111
	45,480	(6)	$	998,741
Todd McNabb	7,467	(7)	$	163,975
	71,684	(8)	$	1,574,181
	47,789	(9)	$	1,049,446
	105,429	(10)	$	2,315,221

(1) Represents 2021 RSUs awarded to Messrs. Reiner and Schulz on January 11, 2021. These 2021 RSUs vest annually in one-fourth installments on January 11th of each year through 2025.

(2) Represents 2022 RSUs awarded to Messrs. Reiner and Schulz on January 10, 2022. These 2022 RSUs vested 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter.

(3) Represents 2023 RSUs awarded to Messrs. Reiner and Schulz on January 12, 2023. These 2023 RSUs vested 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter.

(4) Represents 2023 MSUs awarded to Messrs. Reiner and Schulz on January 12, 2023. These 2023 MSUs settle on January 31, 2026. The amounts shown above reflect the number of 2023 MSUs that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2023 through December 31, 2025 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 3% of the target MSUs would have been earned.

(5) Represents 2024 RSUs awarded to Messrs. Reiner and Schulz on January 12, 2024. These 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter.

(6) Represents 2024 MSUs awarded to Messrs. Reiner and Schulz on January 12, 2024. These 2024 MSUs settle on January 31, 2027. The amounts shown above reflect the number of 2024 MSUs that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 0% of the target MSUs would have been earned.

(7) Represents RSUs awarded to Mr. McNabb upon commencement of his employment. These RSUs vest 100% on the one-year anniversary of the grant date, April 18, 2025.

(8) Represents RSUs awarded to Mr. McNabb upon commencement of his employment. These RSUs vest 25% on April 18, 2025 and 6.25% on the 18th day of the first month of each quarter thereafter.

(9) Represents 2024 MSUs awarded to Mr. McNabb on April 18, 2024. These 2024 MSUs settle on January 31, 2027. The amount shown above reflects the number of 2024 MSUs that would be earned if the performance goals related to these awards were met at the target evel at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 0% of the target MSUs would have been earned.

(10) Represents RSUs awarded to Mr. McNabb on October 16, 2024.These 2024 RSUs vest 25% on October 16, 2025 and 6.25% on the 16th day of the second month of each quarter thereafter.

Option Exercises and Equity Awards Vested

The following table presents information on the exercises of stock options, if any, and vesting of RSUs and MSUs for our NEOs during the year ended December 31, 2024:

| | Option Awards | | Stock Awards | | |
Named Executive Officer	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on RSU vesting (#)	Number of shares acquired on MSU vesting [1] (#)	Value realized on vesting ($)
Andres D. Reiner	—	—	106,911	17,484	$ 3,973,834
Stefan B. Schulz	—	—	59,034	7,426	$ 2,122,594
Todd McNabb	—	—	—	—	—

(1)   MSUs settled in January 2024 were for the 2021 MSUs with a performance period from 2021 - 2023.

Employment Agreements

We have entered into employment agreements with each of our NEOs. Each agreement has a three-year initial term and automatically renews for three-year terms unless the Company decides not to renew. The base salary due under each agreement is subject to periodic review by our CLD Committee. Each agreement includes non-competition and non-solicitation restrictions during the executive's employment and for 12-months post employment. Under each agreement, in the event that the executive's employment is terminated by us without cause, if he resigns for good reason, or we decide not to renew his agreement, in any of these cases, within six months prior to, or any time after, a change of control of the Company, he will receive (i) an amount equal to 150% of his annual salary, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of an aggregate bonus equal to 100% of performance targets, including any discretionary components, within the bonus plan in effect as if employed by us for eighteen months, (iv) an amount equal to 18 times the monthly cost of his health benefits, and (v) the acceleration of vesting of all equity awards with respect to shares that would have vested following the termination date. In addition, under each of these agreements, if the executive's employment with us terminates due to his death or disability, his employment will automatically terminate and he will be entitled to accelerated vesting of (i) all equity awards with respect to all shares that would have vested after the termination date, and (ii) all MSUs at 100% of the target number granted. In addition, if following a change of control of the Company, the surviving or acquiring entity (or its parent entity) elects not to assume, continue or substitute for the equity awards or options due under the 2017 Plan, all outstanding equity awards and options under each plan will vest in full and become fully exercisable.

Andres D. Reiner.   In December 2018, we entered into a second amended and restated employment agreement with Mr. Reiner. In the event Mr. Reiner's employment with us is terminated by him for good reason, by us without cause or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of Mr. Reiner's health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following his termination date, and (vi) the acceleration of vesting of all market stock awards where the number of units vesting is determined as if the performance period ended on his termination date.

Stefan B. Schulz.   In November 2023, we entered into an amended and restated employment agreement with Mr. Schulz. In the event Mr. Schulz's employment with us is terminated by him for good reason, by us without cause, or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of his health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination and prior to the first anniversary of his termination date, and (vi) the acceleration of vesting of all market stock awards scheduled to vest prior to the first anniversary of his termination date, where the applicable performance period is deemed to have ended on his termination date.

Todd McNabb.   In April 2024, we entered into an employment agreement with Mr. McNabb. In the event Mr. McNabb's employment with us is terminated by him for good reason, by us without cause, or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of his health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination and prior to the first anniversary of his termination date, and (vi) the acceleration of vesting of all market stock awards scheduled to vest prior to the first anniversary of his termination date, where the applicable performance period is deemed to have ended on his termination date.

"Cause" is defined in these agreements as (a) the unauthorized use or disclosure of the confidential information or trade secrets of the Company by the officer which use or disclosure causes material harm to the Company, (b) the officer's conviction of, or a plea of guilty or no contest to, a felony or any other crime involving dishonesty or moral turpitude under the laws of the United States; (c) any intentional wrongdoing by the officer, whether by omission or commission, which adversely affects the business or affairs of the Company; (d) continued failure to perform assigned duties (other than by reason of disability) or comply with any Company policy after notice and a cure period; (e) any material breach by the officer of his employment agreement or any other agreement between the officer and the Company after notice and a cure period; and (f) any failure to cooperate in good faith with the Company in any governmental investigation or formal proceeding.

Each of our NEOs can resign for "good reason" and be entitled to certain severance payments as detailed below in the table titled "Potential Payments Upon Termination of Employment or Change of Control." "Good reason" is defined in their employment agreements as (i) a material diminution in the officer's authority, duties or responsibilities or the assignment of duties that are not materially commensurate with the officer's position with the Company; (ii) a material reduction in base salary, other than a reduction which is part of a general reduction affecting all employees; (iii) the relocation of the officer's principal place of service to his employer to more than 25 miles from the principal place of service as of the effective date of the officer's employment agreement; (iv) any failure by the Company to continue to provide the officer with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee holding a comparable position with the Company, in any material benefit or compensation plans and programs, which results in a material detriment to him; (v) any material breach by the Company of any provision of the officer's employment agreement; or (vi) any failure by any successor corporation to assume the Company's obligations under the officer's employment agreement.

Potential Payments Upon Termination of Employment or Change of Control

The following table represents amounts payable at, following, or in connection with the events described below, assuming that such events occurred on December 31, 2024 for each of the NEOs:

Named Executive Officer	Severance		Annual Bonus Payment		Equity Grants		Welfare Benefits		Total Payment	
Andres D. Reiner										
Death or Disability (1)		—		—	$	5,549,207		—	$	5,549,207
Termination (2)	$	1,134,000	$	392,040	$	5,549,207	$	31,540	$	7,106,787
Termination on Change of Control (3)	$	1,701,000	$	392,040	$	5,549,207	$	47,311	$	7,689,558
Vesting on Change of Control (4)		—		—	$	47,655		—	$	47,655
Retirement (5)		—		—	$	3,551,568		—	$	3,551,568
Stefan B. Schulz										
Death or Disability (1)		—		—	$	2,975,852		—	$	2,975,852
Termination (2)	$	759,600	$	222,816	$	1,044,191	$	22,164	$	2,048,771
Termination on Change of Control (3)	$	1,139,400	$	222,816	$	2,975,852	$	33,246	$	4,371,314
Vesting on Change of Control (4)		—		—	$	25,303		—	$	25,303
Retirement (5)		—		—	$	1,921,779		—	$	1,921,779
Todd McNabb										
Death or Disability (1)		—		—	$	5,102,823		—	$	5,102,823
Termination (2)	$	900,000	$	209,361	$	1,333,082	$	—	$	2,442,443
Termination on Change of Control (3)	$	1,350,000	$	209,361	$	4,053,377	$	—	$	5,612,738
Vesting on Change of Control (4)		—		—	$	—		—	$	—
Retirement (5)		—		—	$	—		—	$	—

(1) *Death or Disability.* In the event of a termination of employment due to death or disability, certain equity awards will vest. Pursuant to their employment agreements, in such event, a NEO is entitled to full acceleration of all outstanding RSUs. Pursuant to the MSU award agreements, in such event, performance for outstanding MSUs would be measured as of the date of such termination and the number of earned units would settle shortly thereafter.

(2) *Termination*. In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer and the definitions of Cause and Good Reason, see *Employment Agreements* above.

(3) *Termination on Change of Control*. In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, in either event during the six-month period prior to a Change of Control or after a Change of Control, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer, see *Employment Agreements* above.

(4) *Vesting on Change of Control*. In the event of a Change of Control, certain performance-based equity awards accelerate their vesting by their terms, with the respective performance period deemed to have ended as of the date of the Change of Control. For MSUs, a Change of Control triggers a measurement of performance as of the Change of Control. Earned MSUs based on this measurement are paid out to the executives as of the Change of Control pro rata based on the length of the performance period concluded prior to the Change of Control. The remaining earned MSUs vest at the end of the original performance period.

(5) *Retirement*. In the event of retirement in which the executive provides advance notice of retirement and meets certain other qualifying conditions, certain equity awards may continue to vest post-retirement.

CEO Pay Ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Company is required to provide the ratio of the annual total compensation of our CEO (as set forth in the Summary Compensation Table above) to the annual total compensation of the median employee of the Company (Pay Ratio Disclosure). For 2024, the annual total compensation of the median employee of the Company and its subsidiaries other than our CEO, was $82,510.78. Our CEO's total annual compensation for 2024 for purposes of the Pay Ratio Disclosure was $9.06 million. Our CEO's compensation set forth in the *Summary Compensation Table* does not necessarily equate to actual realizable pay. The ratio of the total annual compensation of our CEO to the median of all other employees was 109:1. As SEC rules permit different methodologies, exemptions, estimates and assumptions for identifying the median employee and calculating pay ratio, our Pay Ratio Disclosure may not be comparable to the pay ratio reported by other companies.

We identified the median employee by examining the 2024 total cash compensation for all individuals, excluding our CEO, who were employed by us during the 2024 calendar year (whether employed on a full-time, part-time or seasonal basis). For such employees, we did not make any assumptions, adjustments or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2024. We used the relevant exchange rate on December 31, 2024. After identifying the median employee criteria, we calculated annual total compensation for such employee and compared it to the CEO's total compensation as set forth in the *Summary Compensation Table* above.

Pay Versus Performance

Year	SCT Total Compensation for CEO	Compensation Actually Paid to CEO (1)	Average SCT Total Compensation for Other NEOs (2)	Average Compensation Actually Paid to Other NEOs (1)(2)	Value of Initial Fixed $100 Investment Based On:		Net (Loss) Income (in millions)	Total Revenue (in millions)
					PROS Cumulative TSR	Peer Group Cumulative TSR (3)		
2024	$ 9,058,301	$ 219,231	$ 5,936,852	$ 3,394,170	$ 37	$ 134	$ (20)	$ 330
2023	$ 7,554,450	$ 16,408,590	$ 4,142,805	$ 8,476,831	$ 65	$ 121	$ (56)	$ 304
2022	$ 6,702,001	$ 2,824,846	$ 2,673,432	$ (112,975)	$ 40	$ 106	$ (82)	$ 276
2021	$ 7,339,632	$ 1,811,242	$ 3,628,443	$ 997,555	$ 58	$ 135	$ (81)	$ 251
2020	$ 5,463,012	$ (2,648,100)	$ 2,727,907	$ 159,042	$ 85	$ 118	$ (77)	$ 252

(1) To calculate Compensation Actually Paid, the following amounts were deducted from and added to the applicable Summary Compensation Table (SCT) total compensation:

CEO

		2020	2021	2022	2023	2024
	Summary Compensation Table Total	$ 5,463,012	$ 7,339,632	$ 6,702,001	$ 7,554,450	$ 9,058,301
Less:	Grant Date Fair Value of Stock Awards	$ (4,766,465)	$ (6,102,556)	$ (5,970,413)	$ (6,219,177)	$ (8,108,937)
Plus:	Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year*	$ 2,005,415	$ 3,334,886	$ 4,223,767	$ 11,112,544	$ 6,395,374
	Change in Fair Value of Unvested Stock Awards Granted in Prior Years*	$ (2,953,760)	$ (2,298,431)	$ (1,632,905)	$ 3,890,738	$ (6,277,638)
	Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year*	$ (2,396,302)	$ (462,289)	$ (497,604)	$ 70,035	$ (847,869)
=	Compensation Actually Paid	$ (2,648,100)	$ 1,811,242	$ 2,824,846	$ 16,408,590	$ 219,231

AVERAGE OF OTHER NEOs

		2020	2021	2022	2023	2024
	Summary Compensation Table Total	$ 2,727,907	$ 3,628,443	$ 2,673,432	$ 4,142,805	$ 5,936,852
Less:	Grant Date Fair Value of Stock Awards	$ (2,320,434)	$ (2,872,977)	$ (1,335,528)	$ (3,302,199)	$ (5,339,894)
Plus:	Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year*	$ 2,174,301	$ 1,660,435	$ 956,604	$ 5,900,641	$ 4,590,666
	Change in Fair Value of Unvested Stock Awards Granted in Prior Years*	$ (485,114)	$ (1,177,223)	$ (417,568)	$ 1,697,984	$ (1,566,752)
	Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year*	$ (907,038)	$ (241,123)	$ (206,936)	$ 37,600	$ (226,702)
Less:	Fair Value of Stock Awards Forfeited During the Covered Year	$ (1,030,580)	$ —	$ (1,782,979)	$ —	$ —
=	Compensation Actually Paid	$ 159,042	$ 997,555	$ (112,975)	$ 8,476,831	$ 3,394,170

*All Market Stock Unit (MSU) valuations included in "Compensation Actually Paid" values were performed using the Monte Carlo probability model in a manner consistent with the process used to determine MSU grant date fair values under ASC718 (refer to our annual report for additional detail).

(2) For 2024, includes Stefan Schulz, CFO, and Todd McNabb, CRO. For 2023, includes Stefan Schulz, CFO. For 2022, includes Stefan Schulz, CFO, and Leslie Rechan, former COO. For 2021, includes Stefan Schulz, Leslie Rechan, and Roberto Reiner, former Chief Technology Officer. For 2020, includes Stefan Schulz, Leslie Rechan, Roberto Reiner, and Thomas Dziersk, former EVP, Worldwide Sales.

(3) For purposes of this table, the Peer Group used is the Russell 2000 Index.

The following measures in our assessment represent the most important financial performance measures that link compensation actually paid to our NEOs for 2024 to our performance:

✓   **Total Revenue**

✓   **Free Cash Flow** - Net cash provided by (used in) operating activities, excluding severance payments, less capital expenditures and capitalized internal-use software development costs.

✓   **Our Stock Price**

The relationship between Compensation Actually Paid (CAP) and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:



COMPENSATION ACTUALLY PAID VERSUS TSR 2020-2024

COMPENSATION ACTUALLY PAID VERSUS NET (LOSS) INCOME 2020-2024



COMPENSATION ACTUALLY PAID VERSUS TOTAL REVENUE 2020-2024



Equity Compensation Plan Information

The following table sets forth information as of December 31, 2024 with respect to compensation plans under which our equity securities are authorized for issuance. For additional information on our equity compensation plans, see Note 12 of the Notes to the Consolidated Financial Statements in our *2024 10-K.*

Plan Category	I Number of securities to be issued upon exercise of outstanding options and rights (2)	III Number of securities remaining available for future issuance under plans (excluding securities listed in Column (I)) (3)
All compensation plans previously approved by security holders (1)	3,527,909	3,431,618
All compensation plans not previously approved by security holders [4]	9,224	0
Total	3,537,133	3,431,618

(1) Includes awards from the 2017 Plan.

(2) Includes 2,650,495 RSUs, and 438,707 MSUs (at maximum attainment of 200%).

(3) Includes unissued award pools from the 2017 Plan and the 2013 Employee Stock Purchase Plan.

(4) Represents inducement RSU awards to employees of EveryMundo LLC in connection with our acquisition in November 2021 of EveryMundo.

PROPOSAL TWO

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

What am I voting on?

As required pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with SEC rules. We currently conduct this advisory vote on an annual basis and expect to conduct the next advisory vote at our Annual Meeting to be held in 2026.

As described in the *Compensation Discussion and Analysis* section of this Proxy Statement, our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract high-caliber talent and promote a performance culture that encourages achieving and exceeding corporate goals and objectives. We emphasize pay-for-performance where compensation is contingent upon the performance of our business and out stock price. We link rewards to the achievement of measurable financial objectives that build long-term stockholder value. The performance-based elements are aligned to Company and stockholder goals. We ensure that our executive compensation is competitive based on peer benchmarking and industry standards, adjusting pay as appropriate to attract and retain top talent while aligning with stockholder interests. *Please see our Compensation Discussion and Analysis and related compensation tables for detailed information about our executive compensation programs, including information about the fiscal year 2024 compensation of our NEOs.*

For the reasons discussed above, the Board unanimously recommends that stockholders vote in favor of the following resolution:

Resolved, that the stockholders approve, on an advisory basis, the compensation paid to the Company's NEOs, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and therefore not binding. However, the CLD Committee values the opinions of our stockholders and to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the CLD Committee will evaluate whether any actions are necessary to address those concerns.

Note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, in most cases it may not be feasible to change any executive compensation program in consideration of any one year's advisory vote on executive compensation.

Vote Required

The affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote and present in person or represented by proxy at the Annual Meeting is required for advisory approval of this proposal. A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote, and thus will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.



FOR | **THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.**

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED 2017 EQUITY INCENTIVE PLAN TO, AMONG OTHER ITEMS, INCREASE PLAN SHARES AUTHORIZED FOR ISSUANCE

What am I voting on?

We are seeking stockholder approval of the following amendments to our Amended and Restated 2017 Equity Incentive Plan (2017 Plan):

> ***Increased Shares Authorized for Issuance****.* An increase of 3,000,000 shares, for an aggregate maximum number of shares of Common Stock of the Company (the Shares) reserved for issuance of new grants under the 2017 Plan of 4,522,341 Shares as of March 3, 2025, assuming the amendments are approved at the Annual Meeting. Our continuing ability to offer equity incentive awards under the 2017 Plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive market for employee talent in which we operate.

> ***Extension of Plan Term****.* An extension of the term of the 2017 Plan for an additional two years (currently scheduled to expire in May 2033) to May 8, 2035.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board has approved the amendments to the 2017 Plan to increase the available shares thereunder and extend the term of the 2017 Plan, subject to stockholder approval, and recommends that stockholders vote in favor of this proposal at the Annual Meeting. Stockholder approval of this proposal requires the affirmative vote of a majority of the outstanding Shares that are present in person or by proxy and entitled to vote on the proposal at the Annual Meeting.

If stockholders approve this proposal, the amendments to the 2017 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the amendments to the 2017 Plan described in this proposal will not take effect and our 2017 Plan will continue to be administered in its current form. Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2017 Plan. The remainder of this discussion, when referring to the 2017 Plan, refers to the 2017 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2017 Plan prior to the amendments.

Increasing the Number of Shares Authorized for Issuance under the 2017 Plan

Background

The 2017 Plan was initially adopted by the Board in March 2017, and our stockholders approved it in May 2017. As described in more detail below, the initial share reserve under the 2017 Plan was 2,500,000 Shares. At the 2019 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 2,050,000 Shares. At the 2021 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 3,100,000 Shares. At the 2023 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 2,900,000 Shares. As discussed in our 2023 proxy, when we sought stockholder approval of the amendments to the 2017 Plan at the 2023 Annual Meeting, we believed that the Shares reserved for issuance under it following stockholder approval (along with Shares becoming available for future grant due to forfeitures and cancellations) would be sufficient to enable us to continue to grant equity awards under the 2017 Plan for approximately two years. This estimate was based on a forecast that took into account our anticipated rate of growth in hiring, an estimated range of our stock price over time and our historical forfeiture rates.

Shares Available for Future Awards

As of March 3, 2025, 1,522,341 Shares remained available for grant under the 2017 Plan. The Board believes that additional Shares are necessary to meet the Company's anticipated equity compensation needs. The proposed Share increase is expected to last approximately one to two years. This estimate is based on our stock price at the time the share request number was determined and recent years' equity award practices.

If the amendments are approved, the total number of Shares that will be available for future awards under the 2017 Plan will be equal to 3,000,000, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, and subject to adjustment as provided in the 2017 Plan and as described below.

Reasons for Voting for the Proposal

Long-Term Equity Is a Key Component of Our Compensation Objective

As discussed in the *Compensation Discussion and Analysis* section, our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance and that help meet our retention needs. Equity awards, whose value depends on our stock performance and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of March 3, 2025, 689 of our employees and 8 non-employee directors held outstanding equity awards.

We Manage Our Equity Incentive Program Thoughtfully

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually and limiting what we grant to what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of RSUs granted and performance-based awards vested in a fiscal year divided by the weighted average Shares outstanding for that fiscal year, was 3.5% for fiscal years 2022 through 2024 (see table below for detailed calculation of our three-year average burn rate).

Equity Awards Outstanding

As of March 3, 2025, there were 3,783,953 RSUs and 539,594 Market Stock Units (MSUs) (at target) outstanding under the 2017 Plan, and 9,224 inducement RSUs awarded to employees of EveryMundo in connection with our November 2021 acquisition (2021 Inducement Plan) outstanding.

As of March 3, 2025, we had 47,584,813 common shares outstanding. Accordingly, our 4,332,771 outstanding awards (not including awards under our ESPP) plus 1,522,341 Shares available for future grant under our 2017 Plan (not including under our ESPP) as of March 3, 2025 represented 11.0% of our fully-diluted shares outstanding (commonly referred to as the "overhang"). No stock options or SARs were outstanding as of March 3, 2025. The 2017 Plan is our only equity-based plan for making incentive award grants. There are no shares available for future grant under our 2021 Inducement Plan.

	As of March 3, 2025
RSUs outstanding	3,793,177
Performance-based equity awards outstanding, at target (1)	539,594
Total shares available for grant under the 2017 Plan	1,522,341
Total	5,855,112
Common Shares Outstanding	47,584,813
Total potential dilution (2)	**11.0 %**

    (1) Consists of MSUs, assuming target performance.

    (2) Calculated by dividing "Total" (the sum of outstanding RSUs, performance-based equity awards (at target) and shares available for grant under the 2017 Plan) by the sum of Total and Common Shares Outstanding.

The 3,000,000 new shares requested will increase total potential dilution to 15.7% of fully-diluted shares outstanding (as of March 3, 2025).

The 2017 Plan Incorporates Good Compensation and Governance Practices.

Fixed plan term. The 2017 Plan has a fixed term of ten years.

No evergreen authorization. The 2017 Plan does not have an evergreen provision, which would have permitted an annual increase in the number of shares authorized for issuance without further stockholder approval.

No liberal share recycling on options and stock appreciation rights. The 2017 Plan generally provides for gross share counting. The number of shares remaining available for grant under the 2017 Plan is reduced by the gross number of shares subject to options and stock appreciation rights settled on a net basis, and any shares withheld for taxes in connection with the exercise or settlement of options and stock appreciation rights will not again be available for the future grant of awards. Shares withheld or reacquired by the Company for taxes up to the minimum statutory withholding rate in connection with the vesting or settlement of full value awards will not reduce the number of shares remaining available for the future grant of awards.

Non-employee director award limit. The number of shares for which awards may be granted to any non-employee member of our Board plus the total amount of cash paid to such director in a fiscal year is limited.

No discounted options or stock appreciation rights. Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of our common stock on the date of grant.

Prohibition of option repricing. The 2017 Plan prohibits the repricing of stock options and stock appreciation rights without the approval of our stockholders.

Minimum vesting. The 2017 Plan requires each stock-based award to have a minimum vesting period of one year, except for 5% of the aggregate number of shares authorized for issuance under the 2017 Plan.

Performance-based awards. Performance share and performance unit awards require the achievement of pre-established goals. The 2017 Plan establishes a list of measures of business and financial performance from which the CLD Committee may construct predetermined performance goals that must be met for an award to vest, although the CLD Committee may choose to construct performance goals using alternative metrics.

No liberal change-in-control definition. The 2017 Plan does not contain a "liberal" change in control definition (e.g., mergers require actual consummation).

No automatic vesting upon a change in control. With the exception of awards held by non-employee directors, the 2017 Plan does not provide for automatic acceleration of awards vesting upon a change in control. The 2017 Plan allows for an acquiring corporation to assume, continue or substitute new awards for outstanding awards, and, if such awards are assumed, continued or replaced, their vesting will generally not accelerate in connection with the change in control, unless the award holder is involuntarily terminated without cause within 18 months following the change in control. The vesting of awards that are not assumed, continued or replaced will be accelerated. The vesting of awards held by non-employee directors will accelerate in full upon a change in control.

No tax gross-ups. The 2017 Plan does not provide for any tax gross-ups.

Limitation on dividends and dividend equivalents. Dividend equivalents may not be granted in connection with options or stock appreciation rights. Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests.

Clawback provision. The 2017 Plan has a clawback provision that applies to all awards, including cash, time- and performance-based awards, as described in more detail in our Compensation Discussion and Analysis.

Summary of the 2017 Plan

The following is a summary of the operation and principal features of the 2017 Plan. The summary is qualified in its entirety by reference to the complete text of the 2017 Plan, as amended, as set forth in *Appendix A*.

Purpose

Competition for talent in the software industry is intense and our Board believes equity plays an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee directors and other key persons of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. Our Board anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. Further, our Board believes that the use of equity-based incentive awards supports the Company's goal of aligning our employees' compensation with long-term stockholder value, and serves as a retention tool for talent in a highly competitive environment.

In approving the initial adoption of the 2017 Plan, our stockholders authorized us to issue up to 2,500,000 Shares under the 2017 Plan. At the 2019 Annual Meeting, our stockholders authorized us to issue an additional 2,050,000 Shares under the 2017 Plan. At the 2021 Annual Meeting, our stockholders authorized us to issue an additional 3,100,000 Shares under the 2017 Plan. At the 2023 Annual Meeting, our stockholders authorized us to issue an additional 2,900,000 Shares under the 2017 Plan. As of March 3, 2025, a total of 1,522,341 shares remained available for the future grant of awards under the 2017 Plan. As described above, if the amendments are approved, the total number of shares that will be available for future awards under the 2017 Plan will be equal to 3,000,000, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, subject to certain equitable adjustments as provided in the 2017 Plan and as described below. If the amendments are approved, the total historical approved shares available for grant under the 2017 Plan will be equal to 13,550,000 in the aggregate.

Dilution, Burn Rate and Equity Overhang

We recognize that equity awards dilute existing stockholders. Our CLD Committee regularly reviews our equity compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from equity awards.

Our CLD Committee also regularly reviews our burn rate and potential dilution from equity compensation. Our equity award burn rate averaged 3.5% of weighted average common shares outstanding over the last three fiscal years, calculated as follows:

Detailed Three-Year Average Burn Rate Calculation

	2022	2023	2024	3-Year Average
RSUs granted	1,416,000	1,652,000	1,618,000	1,562,000
Performance-based awards vested	75,000	—	30,000	34,930
Total	1,491,000	1,652,000	1,648,000	1,596,930
Weighted Average # of Shares Outstanding	45,269,000	46,155,000	47,116,000	46,180,000
Gross Burn Rate (1)	**3.3%**	**3.6%**	**3.5%**	**3.5%**

(1) Calculated by dividing the Total (sum of RSUs granted and performance-based awards vested in each year) by the weighted average Shares outstanding.

Share Counting

Each share made subject to an award will reduce the number of shares remaining available for grant under the 2017 Plan by one share. If any award granted under the 2017 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for not more than the participant's purchase price, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2017 Plan. Shares will not be treated as having been issued under the 2017 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. Shares that are withheld or that are tendered in payment of the exercise price of an option will not be made available for new awards under the 2017 Plan. However, shares withheld or reacquired by the Company in satisfaction of a tax withholding obligation determined by the minimum statutory withholding rate in connection with the vesting or settlement of any full value award (but not options or stock appreciation rights) will not reduce the number of shares remaining available for the future grant of awards. Shares withheld for taxes in excess of the minimum statutory withholding rate will not again be available for grant under the 2017 Plan. Upon the exercise of a stock appreciation right or net exercise of an option, the number of shares available under the 2017 Plan will be reduced by the gross number of shares for which the award is exercised.

Adjustments for Capital Structure Changes

Appropriate and proportionate adjustments will be made to the number of shares authorized under the 2017 Plan, to the numerical limits on certain types of awards described below, and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to our stockholders in a form other than common stock (excluding regular, periodic cash dividends) that has a material effect on the fair market value of our common stock. In such circumstances, the CLD Committee also has the discretion under the 2017 Plan to adjust other terms of outstanding awards as it deems appropriate.

Non-employee Director Award Limits

A non-employee director may not be granted awards under the 2017 Plan in any calendar year having an aggregate grant date fair value exceeding, including the total cash compensation paid to such director for services rendered for such calendar year, $600,000.

Administration

The 2017 Plan generally will be administered by the CLD Committee of the Board, although the Board retains the right to appoint another of its committees to administer the 2017 Plan or to administer the 2017 Plan directly. For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board. Subject to the provisions of the 2017 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of awards, and all of their terms and conditions. The Committee may, subject to certain limitations on the exercise of its discretion provided by the 2017 Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award.

The 2017 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2017 Plan. All awards granted under the 2017 Plan will be evidenced by a written or digitally signed agreement between the Company and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2017 Plan. The Committee will interpret the 2017 Plan and awards granted thereunder, and all determinations of the Committee generally will be final and binding on all persons having an interest in the 2017 Plan or any award.

Prohibition of Option and SAR Repricing

The 2017 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for any of the following with respect to options or stock appreciation rights: (1) the cancellation of outstanding options or stock appreciation rights with exercise prices per share greater than the then fair market value of the Company's common stock in exchange for new options or stock appreciation rights having a lower exercise price, other awards or payments in cash (except in the event of a change in control), or (2) the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

Minimum Vesting

No more than 5% of the aggregate number of shares authorized under the 2017 Plan may be issued pursuant to stock-based awards that vest earlier than one year following the date of grant. This minimum vesting requirement will not prohibit the Committee from accelerating vesting, including in connection with a participant's death or disability or in connection with a change in control of the Company. Also, the minimum vesting requirement will not apply to awards granted by another company that we assume or substitute for in connection with our acquisition of such company, shares of stock delivered in lieu of fully vested cash-based awards, or to awards granted to our non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of the stockholders which is at least 50 weeks after the immediately preceding year's annual meeting.

Eligibility

Awards may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of March 3, 2025, we had approximately 1,250 employees and 8 non-employee directors who would be eligible under the 2017 Plan. While the 2017 Plan permits awards to non-employee consultants to the Company, to date we have issued zero awards under the 2017 Plan to consultants.

Stock Options

The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (10% Stockholder) must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant.

The 2017 Plan provides that the option exercise price may be paid in cash, by check, or cash equivalent; by means of a broker-assisted cashless exercise; by means of a net-exercise procedure; to the extent legally permitted, by tender to the Company of shares of common stock owned by the participant having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee; or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the participant has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the participant's surrender of a portion of the option shares to the Company.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee, subject to the minimum vesting requirements described above. The maximum term of any option granted under the 2017 Plan is ten years, provided that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years. Unless otherwise permitted by the Committee, an option generally will remain exercisable for three months following the participant's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date.

Options are nontransferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. However, an option may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee and, in the case of an incentive stock option, only to the extent that the transfer will not terminate its tax qualification. No option may be transferred to a third party financial institution for value.

Stock Appreciation Rights

The Committee may grant stock appreciation rights either in tandem with a related option (Tandem SAR) or independently of any option (Freestanding SAR). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in shares of common stock whose fair market value on the exercise date equals the payment amount. At the Committee's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or shares of common stock. The maximum term of any stock appreciation right granted under the 2017 Plan is ten years.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant's lifetime only by the participant. If permitted by the Committee, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee. Other terms of stock appreciation rights are generally similar to the terms of comparable stock options.

Restricted Stock Awards

The Committee may grant restricted stock awards under the 2017 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, in which stock is issued in consideration for services to the Company rendered by the participant. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the vesting restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original award.

Restricted Stock Units

The Committee may grant restricted stock units under the 2017 Plan, which represent rights to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Restricted stock units may not be transferred by the participant. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted stock units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.

Performance Awards

The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units, which consist of unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock in the case of performance shares and a monetary value established by the Committee at the time of grant in the case of performance units. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock that are subject to additional vesting) or any combination of these.

Performance goals may be based on the attainment of specified target levels with respect to one or more measures of business, or financial (or other measure or metric, determined in the subjective discretion of the Committee) performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goal the Committee may determine, including subjective performance criteria): bookings, revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; total stockholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Committee. The degree of attainment of performance measures will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Committee, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of any event the Committee determines is appropriate to exclude, including changes in accounting standards or any unusual or infrequently occurring event or transaction.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to increase or reduce the amount that would otherwise be payable on the basis of the performance goals attained. The Committee may make positive or negative adjustments to performance award payments to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for a participant awarded performance shares to receive dividend equivalent rights with respect to cash dividends paid on the Company's common stock to the extent that the performance shares become vested. The Committee may provide for performance award payments in lump sums or installments.

Unless otherwise provided by the Committee, if a participant's service terminates due to the participant's death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the participant's service during the performance period. The Committee may provide similar treatment for a participant whose service is involuntarily terminated. If a participant's service terminates prior to completion of the applicable performance period for any other reason, the 2017 Plan provides that the performance award will be forfeited, unless otherwise determined by the Committee. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Stock-Based Awards

The Committee may grant cash-based awards or other stock-based awards in such amounts and subject to such terms and conditions as the Committee determines. Cash-based awards will specify a monetary payment or range of payments, while other stock-based awards will specify a number of shares or units based on shares or other equity-related awards. Such awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of awards may be in cash or shares of common stock, as determined by the Committee. A participant will have no voting rights with respect to any such award unless and until shares are issued pursuant to the award. The Committee may grant dividend equivalent rights with respect to other stock-based awards that will be subject to the same vesting conditions and settlement terms as the original award. The effect on such awards of the participant's termination of service will be determined by the Committee and set forth in the participant's award agreement.

Change in Control

The 2017 Plan provides that a "Change in Control" occurs upon (a) a person or entity (with certain exceptions described in the 2017 Plan) becoming the direct or indirect beneficial owner of more than 50% of the Company's voting stock; (b) stockholder approval of a liquidation or dissolution of the Company; or (c) the occurrence of any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the voting securities of the Company, its successor or the entity to which the assets of the company were transferred: (i) a sale or exchange by the stockholders in a single transaction or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its stock. If so determined by the Committee, stock-based awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a stockholder would receive as a result of the Change in Control. The vesting of any awards that are not assumed, continued or replaced in connection with a Change in Control will be accelerated in full, and, if not exercised prior to the Change in Control, will terminate effective as of the time of the Change in Control. The vesting of any awards that are assumed, continue or replaced will be accelerated in full if, within 18 months following the Change in Control, the holder's employment is terminated without cause or the holder resigns following reduction in base salary of 15% or more.

Subject to the restrictions of Section 409A of the Code, the Committee may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such other terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The 2017 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any award denominated in shares of stock upon a Change in Control in exchange for a payment to the participant with respect each vested share (and each unvested share if so determined by the Committee) subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

Awards Subject to Section 409A of the Code

Certain awards granted under the 2017 Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and the regulations and other administrative guidance issued pursuant to Section 409A. Any such awards will be required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2017 Plan to the contrary, the Committee is authorized, in its sole discretion and without the consent of any participant, to amend the 2017 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

Amendment, Suspension or Termination

The 2017 Plan will continue in effect until its termination by the Committee, provided that no awards may be granted under the 2017 Plan following the tenth anniversary of the 2017 Plan's effective date, which is May 8, 2035. The Committee may amend, suspend or terminate the 2017 Plan at any time, provided that no amendment may be made without stockholder approval that would increase the maximum aggregate number of shares of stock authorized for issuance under the 2017 Plan, change the class of persons eligible to receive incentive stock options or require stockholder approval under any applicable law or the rules of any stock exchange on which the Company's shares are then listed. No amendment, suspension or termination of the 2017 Plan may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not have a materially adverse effect on an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the Code.

Tax Aspects Under the Code

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2017 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon the sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options

Options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon receipt of such an option. Upon exercising a nonstatutory stock option, the participant normally recognizes ordinary income equal to the difference between the exercise price paid and the fair market value of the shares on the date when the option is exercised. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the exercise date, will be taxed as capital gain or loss. We generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights

A Participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock

A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture (e.g., when they become vested). If the determination date follows the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to designate the date of acquisition as the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Unit, Performance, Cash-Based and Other Stock-Based Awards

A participant generally will recognize no income upon the receipt of a restricted stock unit, performance share, performance unit, cash-based or other stock-based award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any substantially vested shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date (as defined above under "Restricted Stock"), will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Number of Awards Granted to Employees and Directors

The number of awards that an employee or director may receive under the 2017 Plan is in the discretion of the Committee and therefore cannot be determined in advance.

The following table sets forth, with respect to the individuals and groups named below: (i) the aggregate number of Shares subject to awards of restricted stock units granted under the 2017 Plan during the fiscal year ended December 31, 2024, and (ii) the dollar value of such units based on $23.79 per share, the closing price of a Share on the NYSE on March 3, 2025. No stock options, no restricted stock awards nor any SARs have been issued under the 2017 Plan.

Identity of Individual or Group	Number of Shares Subject to Stock Awards (#)		Dollar Value of Shares subject to Stock Awards ($)
Andres D. Reiner	302,443	(1)	$ 7,195,119
Stefan B. Schulz	159,180	(2)	$ 3,786,892
Todd McNabb	280,158	(3)	$ 6,664,959
All current executive officers as a group	741,781		$ 17,646,970
All current non-employee directors as a group	59,735		$ 1,421,096
All other employees (including all current officers who are not executive officers) as a group	1,175,732		$ 27,970,664

(1) Includes 172,824 MSUs at maximum attainment.

(2) Includes 90,960 MSUs at maximum attainment.

(3) Includes 95,578 MSUs at maximum attainment.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum.



FOR | **THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE PROPOSED AMENDMENTS TO THE 2017 EQUITY INCENTIVE PLAN**

SECURITY OWNERSHIP

The following tables set forth information regarding beneficial ownership of our Common Stock for each person known to own beneficially more than 5% of our outstanding Common Stock, each of our NEOs, each director and director nominee, and our NEOs, directors and director nominees as a group, each as of the Record Date unless otherwise noted below. Applicable percentage ownership is based on 47,796,522 shares of our Common Stock (Shares) outstanding as of the Record Date. Unless otherwise indicated, all persons named as beneficial owners of our Common Stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Principal Shareholders and Address	Common Stock and Nature of Beneficial Ownership	Percentage
Vanguard Group Inc., 100 Vanguard Blvd., Malvern, PA 19355	5,497,133[1]	11.5 %
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	4,644,690[2]	9.7 %
Ronald and Mariette Woestemeyer, 3331 Damico St., Houston, TX 77019	2,598,300[3]	5.4 %
RGM Capital, LLC, 9010 Strada Stell Court, Suite 105, Naples, FL 34109	2,540,752[4]	5.3 %
Brown Advisory Inc., 901 South Bond Street, Suite 400, Baltimore MD 21231	2,417,003 [5]	5.1 %

(1) Based on a Schedule 13G/A filed by The Vanguard Group (Vanguard) with the SEC on November 12, 2024, reporting that Vanguard owned 5,497,133 Shares as of September 30, 2024, with shared voting power with respect to 82,243 Shares, sole dispositive power with respect to 5,368,567 Shares, and shared dispositive power with respect to 128,566 Shares.

(2) Based on a Schedule 13G/A filed by BlackRock, Inc. (BlackRock) with the SEC on February 5, 2025, reporting that BlackRock beneficially owned 4,644,690 Shares as of December 31, 2024, with sole voting power with respect to 4,519,157 Shares.

(3) Based on Schedule 13G/A filed by Ronald and Mariette Woestemeyer with the SEC on February 13, 2025, reporting that they beneficially own, including through various trusts for the benefit of certain family members, 2,598,300 Shares as of December 31, 2024.

(4) Based on a Schedule 13G/A filed by RGM Capital, LLC (RGM) with the SEC on February 13, 2025, reporting that RGM owned 2,540,752 Shares as of December 31, 2024, with voting and dispositive power shared with Robert G. Moses with respect to all such Shares.

(5) Based on a Schedule 13F filed by Brown Advisory Inc. (Brown) with the SEC on February 14, 2025, reporting that Brown owned 2,417,003 Shares as of December 31, 2024.

Name of Beneficial Owner	Common Stock Beneficially Owned [1]		Percentage
Named Executive Officers			
Andres D. Reiner	1,082,845	(2)	2.3 %
Stefan Schulz	290,214	(3)	*
Todd McNabb	25,388	(4)	
Non-Employee Directors and Director Nominees			
Jennifer Biry	7,121	(5)	
Raja Hammoud	27,955	(6)	*
Leland Jourdan	17,078	(6)	*
Catherine Lesjak	28,103	(6)	*
Katie May	1,495	(7)	
Greg B. Petersen	125,170	(6)	*
William Russell	160,269	(6)	*
John Strosahl	3,614	(8)	
Timothy V. Williams	130,179	(6)	*
All NEOs, directors and director nominees as a group	**1,899,431**	**(9)**	**4.0 %**

Represents less than 1% of the outstanding shares of our Common Stock

(1) Beneficial ownership represents sole voting and investment power.
(2) Includes 22,166 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(3) Includes 11,809 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(4) Includes 25,388 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(5) Includes 7,121 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(6) Includes 6,125 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(7) Includes 1,495 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(8) Includes 3,164 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.
(9) Includes 106,847 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires each of our directors and NEOs, among others, to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on a review of such forms in our possession, and on written representations submitted to us by these reporting persons, we believe that all required Section 16(a) filings for 2024 were timely filed.

RELATED PARTY TRANSACTIONS

Since January 1, 2024, there has not been (nor is there currently proposed), any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, and the transactions described below:

Relationships with Directors and Management

Indemnification agreements. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us, among other things, to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

Employment arrangements. We have entered into employment agreements with each of our executive officers, which address, among other things, the terms of their employment, such as base salary, severance payments and payment on a change in control.

Procedures for Related Party Transactions

Under our Code of Business Conduct and Ethics, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who then reviews and summarizes the proposed transaction for our Audit Committee. Pursuant to its charter, our Audit Committee must then approve any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee considers the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available under *Corporate Governance* in the "*Investor Relations"* section of our website at ir.pros.com. The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board to reflect the evolving role of the Audit Committee.

Committee Membership

The Audit Committee is composed of Non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Audit Committee currently consists of Catherine Lesjak (Chair), Jennifer Biry, Raja Hammoud, Greg B. Petersen, and Timothy V. Williams. Our Board has determined that four of the members of the Audit Committee (Mses. Lesjak and Biry and Messrs. Petersen and Williams) are "Audit Committee financial experts" as is currently defined under SEC regulations and the rules of the NYSE and Ms. Hammoud is "financially literate" under the rules of the NYSE.

Responsibilities

The Audit Committee oversees the Company's accounting and financial reporting processes on behalf of the Board and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements. The Audit Committee also oversees the independent auditors' qualifications and independence and the Company's internal auditors. The Company's management has the primary responsibility for preparing the Company's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. The Audit Committee has additional responsibilities related to risk management, including oversight of cybersecurity risk management and resilience, related party transactions, and compliance and ethics, among others.

Oversight of Independent Auditors

The Audit Committee engaged PricewaterhouseCoopers LLP (PwC) as our independent auditors for the year ended December 31, 2024. In its meetings with our independent auditors, the Audit Committee asks them to address, and discusses their responses to, questions that the Audit Committee believes are relevant to its oversight. The Audit Committee also discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (PCAOB) and the SEC.

2024 Audited Financial Statements

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management. In fulfilling its oversight responsibilities in 2024, the Audit Committee reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 31, 2024, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The Audit Committee has (1) reviewed and discussed the audited financial statements with management, (2) discussed with PwC, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 1301, "Communications with Audit Committees", as adopted by the PCAOB, (3) received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditor's independence, and (4) considered with the independent auditors whether the provision of non-audit services provided by them to the Company during 2024 was compatible with their independence. Based upon these discussions and reviews, the Audit Committee recommended to our Board of Directors, and the Board has approved, that the audited financial statements be included in our *2024 10-K* for the fiscal year ended December 31, 2024 and filed with the SEC.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

| Catherine Lesjak (Chair) | Jennifer Biry | Raja Hammoud | Greg B. Petersen | Timothy V. Williams |

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee has adopted a policy for the pre-approval of services performed by our independent registered public accounting firm. Under this policy, each year the Audit Committee pre-approves the audit engagement terms and fees and may also pre-approve detailed types of audit-related and permitted tax services, subject to certain dollar limits, to be performed during the year. All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis.

The following table summarizes the aggregate fees billed for professional services rendered to us by PwC in 2024 and 2023. A description of these various fees and services follows the table:

	2024	2023
Audit fees	$ 1,928,921	$ 2,138,373
Audit-related fees	$ —	$ —
Tax fees	$ —	$ —
All other fees	$ 959	$ 959
Total fees	$ 1,929,880	$ 2,139,332

Fees Billed by PricewaterhouseCoopers, LLP

Audit fees. The aggregate fees billed to us by PwC in connection with the annual audit of our financial statements, reviews of our financial statements included in quarterly reports on Form 10-Q, consents related to documents filed with the SEC and comfort letters, were $1,928,921 and $2,138,373 for the years ended December 31, 2024 and 2023, respectively.

Audit-related fees. Audit-related fees consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category may include fees related to the performance of due diligence in connection with proposed mergers and acquisitions, accounting and financial reporting consultations and research necessary to comply with generally accepted audit standards. There were zero audit-related fees billed for the years ended December 31, 2024 and 2023.

Tax fees. The aggregate tax fees billed to us by PwC related to tax compliance, tax advice and tax planning were zero for the years ended December 31, 2024 and 2023.

All other fees. The other fees consist of subscription fees for accounting and auditing research tools.

Audit Committee Approval of Services

The Audit Committee is authorized by its charter to pre-approve all auditing and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee reviews and approves the independent registered public accounting firm's retention to perform attest services, including the associated fees. The Audit Committee also evaluates other known potential engagements of the independent registered public accounting firm, including the scope of the proposed work and the proposed fees, and approves or rejects each service, taking into account whether the services are permissible under applicable law and related regulations and the possible impact of each non-audit service on the independent registered public accounting firm's independence from management. At subsequent meetings, the Audit Committee receives updates on services actually provided by the independent registered public accounting firm, and management may present additional services for approval. The Audit Committee has delegated to the chair of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between Audit Committee meetings. If the Chair approves any such engagements, the Chair reports that approval to the full Audit Committee at its next meeting. During fiscal year 2024, all such services were pre-approved in accordance with the procedures described above.

Our Audit Committee has reviewed the fees described above and believes that such fees are compatible with maintaining the independence of PwC.

PROPOSAL FOUR

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM APPOINTMENT

The Audit Committee has selected the independent registered public accounting firm of PwC to audit our consolidated financial statements for the fiscal year ending December 31, 2025. We have determined to submit the selection of auditors to stockholder ratification, even though it is not required by our governing documents or Delaware law, as a matter of good corporate governance practice. If the selection of PwC as our independent auditors is not ratified by our stockholders, our Audit Committee will reconsider, but might not change, its selection. Notwithstanding the selection and ratification, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time, if it believes doing so would be in the best interests of us and our stockholders.

PwC has audited our financial statements annually since 2002. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Vote Required

Approval of the ratification of the appointment of PwC as our independent registered public accounting firm requires the affirmative vote of the holders of at least a majority of the outstanding shares of our Common Stock entitled to vote and present or represented at the Annual Meeting. A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote and thus, will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

FOR	THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

General Information

Voting

As of the Record Date, 47,796,522 shares of Common Stock were outstanding. Each stockholder of record as of the Record Date is entitled to one vote for each share of Common Stock held by such stockholder. Only stockholders "of record" as of close of business on the Record Date are entitled to vote at the Annual Meeting.

Vote Required

Our amended and restated bylaws, an exhibit to the Current Report on Form 8-K filed with the SEC on April 29, 2020 (Bylaws), provide that a majority of the outstanding shares of our stock entitled to vote, whether present in person or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of stock represented in person at the meeting. Votes for and against, abstentions and "broker non-votes" (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) will each be counted towards the quorum requirement.

Under our Bylaws, directors are elected by plurality vote. This "plurality" standard means the nominees who receive the largest number of "for" votes cast are elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. The number of shares not voted for the election of a nominee, including broker non-votes, and the number of "withhold" votes cast with respect to that nominee will not affect the determination of whether that nominee has received the necessary votes for election. However, the number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. Our Director Resignation Policy provides that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider the offer of resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. This policy does not apply in contested elections. We will not count abstentions or broker non-votes as either for or against a director, so abstentions and broker non-votes have no effect on the election of a director.

The affirmative vote of the holders of a majority of the shares of Common Stock present or represented by proxy and voting at the Annual Meeting is required to approve the advisory vote on executive compensation and the ratification of the selection of our independent auditors. A properly executed proxy marked "abstain" with respect to any matter is considered entitled to vote, and thus, will have the effect of a vote against a matter, except for the election of directors.

Voting Instructions

Stockholders have four ways to vote:

- *Online.* You may vote online by visiting *www.proxyvote.com*, and entering the control number found in your proxy card. You can vote via the Internet up until 11:59 P.M. Eastern Time on May 7, 2025.
- *Telephone.* You may vote by calling the toll-free number provided on your proxy card, and following the instructions found on your proxy card. You can vote via the telephone up until 11:59 P.M. Eastern Time on May 7, 2025.
- *Mail.* If you received a printed copy of the proxy card, you may vote by filling out the card and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual Meeting.
- *Virtual Meeting.* You may vote at the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/PRO2025*, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by Internet or telephone. Even if you plan on attending the virtual Annual Meeting, **we encourage you to vote in advance via the Internet**, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting:

- *Online.* Using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- *Telephone.* Using the telephone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

- *Mail*. By signing and returning a new proxy card dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.
- *Virtual Meeting*. By attending the virtual Annual Meeting and by visiting *www.virtualshareholdermeeting.com/PROS2025*. However, attendance at the virtual Annual Meeting will not in and of itself revoke your proxy unless you properly vote at the virtual Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to our Corporate Secretary at or before the taking of the vote at the Annual Meeting.

Any written notice of revocation or subsequent proxy should be delivered to PROS Holdings, Inc. at 3200 Kirby Drive, Suite 600, Houston, Texas 77098, Attention: Corporate Secretary, or hand-delivered to our Corporate Secretary before the taking of the vote at the Annual Meeting.

Effect of Not Casting Your Vote

Banks, brokers and other intermediaries may not vote shares held in their clients' accounts on elections of directors and other "non-routine" matters unless the client has provided voting instructions. If you hold your shares in street name, you must cast your vote if you want it to count for purposes of Proposals One, Two and Three.

Proxy Materials are Available on the Internet

We use the internet as the primary means of furnishing proxy materials to our stockholders. We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) that contains instructions on how to access our proxy materials over the Internet, as well as how to request a paper copy of our proxy materials, including this Proxy Statement, our 2024 Annual Report and a form of proxy card or voting instruction card. The Notice was first mailed and those documents were first made available on or about March 28, 2025 to stockholders entitled to vote at the Annual Meeting. We encourage stockholders to take advantage of the availability of the proxy materials on the internet.

Eliminating Duplicate Mailings

Some banks, brokers and other nominee record holders participate in the practice of "householding," which helps reduce the environmental impact of our annual meetings and reduces our printing and mailing costs, by sending only one copy of the Notice and Proxy Statement to multiple stockholders sharing the same address. If you would prefer to receive separate copies of a proxy statement, please contact our Corporate Secretary by emailing at legal@pros.com or by writing to us at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. In addition, stockholders sharing an address and receiving multiple copies can request delivery of a single copy of proxy statements upon written request to our Corporate Secretary at the address stated above.

Stockholder Proposals and Director Nominations

Stockholders may present proposals for action, including director nominations, at meetings of stockholders only if they comply with the rules established by the SEC, applicable Delaware law and our Bylaws. No stockholder proposals were received for consideration at the Annual Meeting.

Stockholders interested in submitting a proposal for inclusion in our 2026 proxy materials and for consideration at the 2026 annual meeting of our stockholders (2026 Annual Meeting) may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in such proxy materials, stockholder proposals must be received by our Corporate Secretary no later than the close of business on November 28, 2025.

Under our Bylaws, for any stockholder proposal or director nomination that is not submitted for inclusion in the next year's proxy statement but instead is proposed to be presented directly at our 2026 Annual Meeting to be timely, we must receive the notice or nomination between January 8, 2026 and February 7, 2026, unless the 2026 Annual Meeting is held earlier than April 8, 2026 or later than June 7, 2026, in which case the notice or nomination must be received not later than the close of business on the later of the ninetieth day prior to our 2026 Annual Meeting or the 10th day following the date on which public announcement of the date of the 2026 Annual Meeting is first made. Any such notice for stockholder proposals (other than director nominations) must satisfy the requirements specified in Article I, Section 1.10(b) of our Bylaws. Any such notice for director nominations must satisfy the requirements specified in Article II, Section 2.15(b) of our Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act no later than March 9, 2026. The NCG Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. In the absence of notice of a proposal or nomination meeting the above requirements, a stockholder shall not be entitled to present any business at our 2026 Annual Meeting.

Expenses and Solicitation

We will bear the expense of soliciting proxies in the enclosed form. In addition, we might reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries representing beneficial owners of our Common Stock for their expenses in forwarding soliciting materials to those beneficial owners. Proxies may also be solicited by our directors, officers or employees, personally or by telephone, telegram, facsimile or other means of communication. We do not intend to pay additional compensation for doing so.

NO INCORPORATION BY REFERENCE OF
CERTAIN PORTIONS OF THIS PROXY STATEMENT

Notwithstanding anything to the contrary set forth in any of our filings made under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate information in this Proxy Statement, neither the Audit Committee Report nor the Compensation and Leadership Development Committee Report is to be incorporated by reference into any such filings as provided by SEC regulations. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textual references only. The information on these websites shall not be deemed part of this Proxy Statement.

OTHER MATTERS

The Board knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons appointed in the enclosed proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

The Board of Directors
PROS HOLDINGS, INC.

March 28, 2025



Your **Vote** Counts!

PROS HOLDINGS, INC.

2025 Annual Meeting
Vote by May 7, 2025
11:59 PM ET



PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

V69406-P28010

You invested in PROS HOLDINGS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 8, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 24, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control # [   ]

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Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

May 8, 2025
8:00 A.M. CDT

Virtually at:
www.virtualshareholdermeeting.com/PRO2025

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Catherine Lesjak and John Strosahl as Class III directors, and Andres Reiner as a Class I director, with each Class III director to hold office until the 2028 Annual Meeting and the Class I director to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal. **Nominees:** 01) Catherine Lesjak 02) John Strosahl 03) Andres Reiner	For
2. Non-binding advisory vote to approve executive officer compensation.	For
3. Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares.	For
4. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc. for the fiscal year ending December 31, 2025.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

The Proxy, when properly executed, will be voted as specified. If no specification is made, the Proxy will be voted in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V69407-P28010





PROS®

PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 7, 2025 for shares held directly and by 11:59 p.m. Eastern Time on May 1, 2025 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PRO2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 7, 2025 for shares held directly and by 11:59 p.m. Eastern Time on May 1, 2025 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V69398-P28010 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PROS HOLDINGS, INC.

The Board recommends voting "FOR" the election of each of the three director nominees.

	For All	Withhold All	For All Except
1. Catherine Lesjak and John Strosahl as Class III directors, and Andres Reiner as a Class I director, with each Class III director to hold office until the 2028 Annual Meeting and the Class I director to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Catherine Lesjak
02) John Strosahl
03) Andres Reiner

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Non-binding advisory vote to approve executive officer compensation.	☐	☐	☐
3. Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares.	☐	☐	☐
4. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc. for the fiscal year ending December 31, 2025.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

This Proxy, when properly executed, will be voted as specified. If no specification is made, the Proxy will be voted in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V69399-P28010

PROS HOLDINGS, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF STOCKHOLDERS MAY 8, 2025

The stockholder(s) hereby appoint(s) Damian W. Olthoff and Christopher C. Chaffin, or each of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of PROS Holdings, Inc. that the stockholder(s) is/are entitled to vote at the virtual Annual Meeting of Stockholders to be held at 8:00 a.m. CDT on May 8, 2025 at www.virtualshareholdermeeting.com/PRO2025, and any adjournment or postponement thereof. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and the proxies' discretion on such other matters as may properly come before the meeting or any adjournment thereof.

The Board of Directors recommends a vote in favor of the directors listed on the reverse side; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm.

If no specification is made, this Proxy will be voted in favor of the election of directors listed on the reverse side of this proxy card; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm.

Continued and to be signed on reverse side

Appendix

PROS Holdings, Inc.
Supplemental Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands)
(Unaudited)

	Year Ended December 31, 2024	
Adjusted EBITDA		
GAAP Loss from Operations	$	(19,022)
Amortization of acquisition-related intangibles		4,628
Share-based compensation		40,754
Depreciation and other amortization		3,675
Capitalized internal-use software development costs		(58)
Adjusted EBITDA	$	29,977

	Year Ended December 31, 2024	
Net cash provided by operating activities	$	27,383
Purchase of property and equipment		(1,166)
Capitalized internal-use software development costs		(58)
Free Cash Flow	$	26,159

APPENDIX A

PROS
AMENDED AND RESTATED

2017 EQUITY INCENTIVE PLAN,

As amended

PROS

Amended and Restated 2017 Equity Incentive Plan

1. Establishment, Purpose and Term of Plan.

      1.1   **Establishment.** The Amended and Restated PROS 2017 Equity Incentive Plan (the *"Plan"*) is hereby established effective as of May 8, 2025, the date of its approval by the stockholders of the Company (the *"Effective Date"*). The PROS 2017 Equity Incentive Plan was originally approved by stockholders of the Company on May 11, 2017, was amended and restated on March 22, 2019 by the Board and approved by stockholders on May 7, 2019, was further amended and restated by the Board on February 22, 2021 and approved by stockholders on May 12, 2021, was further amended by the Board on February 22, 2023 and approved by stockholders on May 11, 2023, and was further amended by the Committee on March 13, 2025 and certain amendments to the Plan requiring stockholder approval were submitted for approval by the stockholders of the Company at the Company's 2025 annual meeting of stockholders.

      1.2   **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

      1.3   **Term of Plan.** The Plan will continue in effect until its termination by the Committee; provided, however, that all Awards must be granted, if at all, within ten (10) years from the Effective Date.

2. Definitions and Construction.

      2.1   **Definitions.** Whenever used herein, the following terms have their respective meanings set forth below:

      (a)   ***Affiliate"*** means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms "parent," "subsidiary," "control" and "controlled by" have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

      (b)   ***"Award"*** means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

      (c)   ***"Award Agreement"*** means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

      (d)   ***"Board"*** means the Board of Directors of the Company.

      (e)   ***"Cash-Based Award"*** means an Award denominated in cash and granted pursuant to Section 11.

      (f)   ***"Cashless Exercise"*** means a Cashless Exercise as defined in Section 6.3(b)(i).

      (g)   ***"Cause"*** means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or *nolo contendere*) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

      (h)   ***"Change in Control"*** means the occurrence of any one or a combination of the following:

      (i)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)   an Ownership Change Event or series of related Ownership Change Events (collectively, a *"Transaction"*) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ee)(iii), the entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be; or

(iii)   a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership includes, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i)   Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j)   *"Committee"* means the Compensation and Leadership Development Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board must exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k)   *"Company"* means PROS Holdings, Inc., a Delaware corporation, and any successor corporation thereto.

(l)   *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m)   *"Director"* means a member of the Board.

(n)   *"Disability"* means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o)   *"Dividend Equivalent Right"* means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant. Dividend Equivalent Rights may not be granted in connection with an Option or SAR.

(p)   *"Employee"* means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee is sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company are final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(q)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(r)   *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value will be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value is established will be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as determined by the Committee, in its discretion.

(ii)   Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)   If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock must be determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(s)   *"Full Value Award"* means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(t)   *"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(u)   *"Incumbent Director"* means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a Director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of Directors of the Company).

(v)   *"Insider"* means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(w)   *"Net Exercise"* means a Net Exercise as defined in Section 6.3(b)(iii).

(x)   *"Nonemployee Director"* means a Director who is not an Employee.

(y)   *"Nonemployee Director Award"* means any Award granted to a Nonemployee Director.

(z)   *"Non-Exempt Employee"* means an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended.

(aa)   *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement evidencing such Option) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(bb)   *"Officer"* means any person designated by the Board as an officer of the Company.

(cc)   *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd)   *"Other Stock-Based Award"* means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ee)   *"Ownership Change Event"* means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(ff)   *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(gg)   *"Participant"* means any eligible person who has been granted one or more Awards.

(hh)   *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ii)   *"Participating Company Group"* means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(jj)   *"Performance Award"* means an Award of Performance Shares or Performance Units.

(kk)   *"Performance Award Formula"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(ll)   *"Performance Goal"* means a performance goal established by the Committee pursuant to Section 10.3.

(mm)   *"Performance Period"* means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(nn)   *"Performance Share"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(oo)   *"Performance Unit"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(pp)   *"Restricted Stock Award"* means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(qq)   *"Restricted Stock Bonus"* means Stock granted to a Participant pursuant to Section 8.

(rr)   *"Restricted Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 8.

(ss)   *"Restricted Stock Unit"* means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(tt)   *"**Rule 16b-3**"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(uu)   *"**SAR**"* or *"**Stock Appreciation Right**"* means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(vv)   *"**Section 409A**"* means Section 409A of the Code.

(ww)   *"**Section 409A Deferred Compensation**"* means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(xx)   *"**Securities Act**"* means the Securities Act of 1933, as amended.

(yy)   *"**Service**"* means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(zz)   *"**Stock**"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.3.

(aaa)   *"**Stock Tender Exercise**"* means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(bbb)   *"**Subsidiary Corporation**"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(ccc)   *"**Substitute Awards**"* shall mean Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary Corporation or with which the Company or any Subsidiary Corporation combines.

(ddd)   *"**Ten Percent Owner**"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(eee)   *"**Trading Compliance Policy**"* means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(fff)   *"**Vesting Conditions**"* mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

2.2   Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3.   Administration.

3.1   Administration by the Committee. The Plan must be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2   Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3   Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan must be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4   Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)   to determine the persons to whom, and the time(s) at which, Awards are granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b)   to determine the type of Award granted;

(c)   to determine the Fair Market Value of Stock or other property;

(d)   to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares of Stock pursuant to any Award, (ii) the method of payment for shares of Stock purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)   to determine whether an Award will be settled in Stock, cash, other property or in any combination thereof;

(f)   to approve one or more forms of Award Agreement;

(g)   to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares of Stock acquired pursuant thereto;

(h)   to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares of Stock acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i)   to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, and to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and

(j)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.5   Option or SAR Repricing. Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of Stock ("*Underwater Awards*") and the grant in substitution therefor of new Options or SARs having a lower exercise price, other Awards or payments in cash (except in the event of a Change in Control), or (b) the amendment of outstanding Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.3.

3.6   Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   Shares Subject to Plan.

4.1   Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal to 13,550,000 shares[1], and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

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[1] This is the sum of the previously approved 10,550,000 shares plus the new 3,000,000 shares. As of the new Effective Date of the plan, the number of shares available for new awards shall equal 4,522,341, which is the sum of 3,000,000 new shares, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, and subject to adjustment as provided in the plan.

4.2   Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2, and shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, in each such case, shall not again be available for issuance under the Plan. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 will again become available for issuance under the Plan; provided, however, that any shares so withheld or tendered above the applicable minimum statutory withholding rate will not become available again for issuance under the Plan.

4.3   Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Stock, appropriate and proportionate adjustments will be made in the number and kind of shares of Stock subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4, and in the exercise or purchase price per share of Stock under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company will not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards must be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the Stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. Any adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4   Assumption or Substitution of Awards. The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.

5.   Eligibility, Participation and Award Limitations.

5.1   Persons Eligible for Awards. Awards may be granted only to Employees, Consultants and Directors.

5.2   Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3   Incentive Stock Option Limitations.

(a)   ***Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.*** Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 13,550,000 shares. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options will be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

(b)   ***Persons Eligible.*** An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(c)   ***Fair Market Value Limitation.*** To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Stock shall be determined as of the time the option with respect to such Stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares of Stock issued pursuant to each such portion shall be separately identified.

5.4   **RESERVED**

5.5   **Nonemployee Director Award Limit.** Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any Nonemployee Director during any single calendar year, plus the total cash compensation paid to such Nonemployee Director for services rendered for such calendar year, shall not exceed $600,000; provided, however, that this limitation shall not apply to any amounts, including any severance, consulting fees or similar fees, paid to a Nonemployee Director for prior or current service as an employee or consultant of the Company; and provided, further, that any deferred compensation shall be counted for purposes of this limitation in the year it is first earned regardless of when paid or settled.

5.6   **Minimum Vesting.** As provided in Section 4, no Award (other than cash-based Awards) shall vest earlier than one year following the date of grant of such Award; provided that, the foregoing minimum vesting requirement shall not apply to any (a) acceleration of vesting of any Award, including upon death, disability, or in connection with a Change in Control, as determined by the Committee in its discretion, (b) Substitute Awards, (c) Awards to Nonemployee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, (d) shares of Stock delivered in lieu of fully vested cash-based Awards; and (e) other Awards up to a maximum of five percent (5%) of the aggregate number of shares of Stock that may be issued under the Plan (subject to adjustment as provided in Section 4.3).

6.   **Stock Options.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

6.1   **Exercise Price.** The Committee, in its discretion, shall establish the exercise price for each Option; provided, however, that (a) the exercise price per share will not be less than the Fair Market Value per share of Stock on the effective date of grant of the Option and (b) the exercise price per share for any Incentive Stock Option granted to a Ten Percent Owner, must be no less than one hundred ten percent (110%) of the Fair Market Value per share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2   **Exercisability and Term of Options.** Subject to the minimum vesting provisions of Section 5.6, Options will be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option will be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner will be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option terminates ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3   **Payment of Exercise Price.**

(a)   ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option must be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof. The Committee may from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   ***Limitations on Forms of Consideration.***

(i)   **Cashless Exercise.** A *"Cashless Exercise"* means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares of Stock being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)   **Stock Tender Exercise.** A *"Stock Tender Exercise"* means the delivery of a properly executed exercise notice accompanied by a Participant's tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares of Stock with respect to which the Option is exercised. A Stock Tender Exercise is not permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's Stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)   **Net Exercise.** A *"Net Exercise"* means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4   **Effect of Termination of Service.**

(a)   ***Option Exercisability.*** Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, a Participant may exercise an Option after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and the Option will thereafter terminate.

(i)   **Disability.** If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the *"Option Expiration Date"*).

(ii)   **Death.** If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date. The Participant's Service will be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant's termination of Service.

(iii)   **Termination for Cause.** Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option will terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)   **Other Termination of Service.** If the Participant's Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b)   ***Extension if Exercise Prevented by Law.*** Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5   **Transferability** of **Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option. An Option shall never be transferred to a third-party financial institution for value.

7.   **Stock Appreciation Rights.**

Stock Appreciation Rights must be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and be subject to the following terms and conditions:

7.1   **Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2   **Exercise Price.** The exercise price for each SAR will be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR will be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR may not be less than the Fair Market Value per share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3   **Exercisability and Term of SARs.**

(a)   ***Tandem SARs.*** Tandem SARs are exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option will nevertheless remain exercisable in accordance with its terms. A Tandem SAR will terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares of Stock subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR is canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b) **_Freestanding SARs._** Subject to the minimum vesting provisions of Section 5.6, Freestanding SARs are exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR will be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR terminates ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4   Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value per share of Stock on the date of exercise of the SAR over the exercise price. The Company shall pay such amount (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued will be determined on the basis of the Fair Market Value of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR is deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5   Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised is automatically deemed to be exercised as of such date with respect to such portion.

7.6   Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter terminates.

7.7   Transferability of SARs. During the lifetime of the Participant, an SAR is only exercisable by the Participant or the Participant's guardian or legal representative. An SAR is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR is assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

8.   Restricted Stock Awards.

Restricted Stock Awards must be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1   Types of Restricted Stock Awards Authorized. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2   Purchase Price. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right will be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) is required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which is services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3   Purchase Period. A Restricted Stock Purchase Right is exercisable within the period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4   Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5   Vesting and Restrictions on Transfer. Subject to the minimum vesting provisions of Section 5.6, shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6   Voting Rights; Dividends and Distributions. Except as provided in this Section 8.6, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7   Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   Nontransferability of Restricted Stock Award Rights. Rights to acquire shares of Stock pursuant to a Restricted Stock Award are not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9.   Restricted Stock Units.

Restricted Stock Unit Awards must be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2   Purchase Price. No monetary payment (other than applicable tax withholding, if any) may be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3   Vesting. Subject to the minimum vesting provisions of Section 5.6, Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4   Voting Rights, Dividend Equivalent Rights and Distributions. Participants have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, will be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited will be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value of Stock on such date. Such cash amount or additional Restricted Stock Units are subject to the same terms and conditions and must be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5   Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

9.6   Settlement of Restricted Stock Unit Awards. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date will be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant must be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7   Nontransferability of Restricted Stock Unit Awards. The right to receive shares pursuant to a Restricted Stock Unit Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder will be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10.   Performance Awards.

Performance Awards must be evidenced by Award Agreements in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

10.1   Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award must specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2   Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share has an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit has an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3   Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period (subject to the minimum vesting provisions of Section 5.6), Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4   Measurement of Performance Goals. Performance Goals must be established by the Committee on the basis of targets to be attained (*"Performance Targets"*) with respect to one or more measures of business, financial or other measure or metric, determined in the subjective discretion of the Committee, of performance (each, a *"Performance Measure"*), subject to the following:

(a)   *Performance Measures.* Performance Measures may be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they may be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee, the Performance Measures applicable to the Performance Award will be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any event the Committee determines is appropriate to exclude, including change in accounting standards or any unusual or infrequently occurring event or transaction. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award. Performance Measures may be based upon one or more of the following, as determined by the Committee (or any other metric or goal as the Committee may determine, including subjective performance criteria):

(i)   revenue;
(ii)   sales;
(iii)   expenses;
(iv)   operating income;
(v)   gross margin;
(vi)   operating margin;
(vii)   earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization;
(viii)   pre-tax profit;
(ix)   net operating income;
(x)   net income;
(xi)   economic value added;
(xii)   free cash flow;
(xiii)   operating cash flow;

(xiv)	balance of cash, cash equivalents and marketable securities;	
(xv)	stock price;	
(xvi)	earnings per share;	
(xvii)	return on stockholder equity;	
(xviii)	return on capital;	
(xix)	return on assets;	
(xx)	return on investment;	
(xxi)	total stockholder return;	
(xxii)	employee satisfaction;	
(xxiii)	employee retention;	
(xxiv)	market share;	
(xxv)	customer satisfaction;	
(xxvi)	product development;	
(xxvii)	research and development expenses;	
(xxviii)	completion of an identified special project;	
(xxix)	completion of a joint venture or other corporate transaction; and	
(xxx)	bookings.	

(b) **Performance Targets.** Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

10.5   Settlement of Performance Awards.

(a) **Determination of Final Value.** As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) **Discretionary Adjustment of Award Formula.** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. The Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to increase or reduce some or all of the value of the Performance Award that would otherwise be paid to the Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c) **Effect of Leaves of Absence.** Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period will be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) **Notice to Participants.** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) **Payment in Settlement of Performance Awards.** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment will be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount will be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment will be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant must be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but is not obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(f) **Provisions Applicable to Payment in Shares.** If payment is to be made in shares of Stock, the number of such shares of Stock shall be determined by dividing the final value of the Performance Award by the Fair Market Value of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions must be evidenced by an appropriate Award Agreement and will be subject to the provisions of Sections 8.5 through 8.8 above.

10.6   Voting Rights; Dividend Equivalent Rights and Distributions. Participants have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, will be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee.

The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, will be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights will not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7   Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award will be as follows:

(a)   ***Death or Disability.*** If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award will be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and will be prorated based on the number of months of the Participant's Service during the Performance Period. Payment will be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b)   ***Other Termination of Service.*** If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award is forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section will be made following the end of the Performance Period in any manner permitted by Section 10.5.

10.8   Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award is subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder is exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11.   Cash-Based Awards and Other Stock-Based Awards.

Cash-Based Awards and Other Stock-Based Awards must be evidenced by Award Agreements in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and will comply with and be subject to the following terms and conditions:

11.1   Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee determines.

11.2   Grant of Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3   Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award must be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. Subject to the minimum vesting provisions of Section 5.6, The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met. The establishment of performance criteria with respect to the grant or vesting of any Cash-Based Award or Other Stock-Based Award shall follow procedures substantially equivalent to those applicable to Performance Awards set forth in Section 10.

11.4   Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or Other Stock-Based Award will be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines. The determination and certification of the final value with respect to any Cash-Based Award or Other Stock-Based Award will comply with the requirements applicable to Performance Awards set forth in Section 10. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

11.5   Voting Rights; Dividend Equivalent Rights and Distributions. Participants have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, will be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights are not granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6   Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award must set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions will be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7   Nontransferability of Cash-Based Awards and Other Stock-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

12.   Standard Forms of Award Agreement.

12.1   Award Agreements. Each Award must comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award is a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2   Authority to Vary Terms. The Committee has the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13.   Change in Control.

13.1   Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards will be subject to the definitive agreement entered into by the Company in connection with the Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, the following provisions shall apply:

(a)   *Accelerated Vesting.* In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)   *Assumption, Continuation or Substitution.* In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable.

For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock will be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control will become immediately exercisable and vested in full (a) as of ten (10) days prior to, and subject to, the consummation of the Change in Control or (b) settled effective immediately prior to the time of consummation of the Change in Control, as applicable. Any Award or portion thereof that is immediately exercisable and vested in full pursuant to the preceding sentence to the extent unexercised immediately prior to the consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of the consummation of the Change in Control.

(c)   ***Termination in Connection with a Change in Control.*** Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated without Cause or the Participant voluntarily terminates the Participant's employment after a reduction of the Participant's base salary of fifteen percent (15%) or greater without the Participant's express written consent within eighteen (18) months following the consummation of a Change in Control, such Participant's Awards will become immediately exercisable and vested in full as of the date of such termination. Such immediately exercisable and fully vested Awards will be settled to the extent possible on the date of the Participant's termination pursuant to this subsection (c). Awards requiring the Participant's exercise, may be exercised by the Participant at any time prior to the expiration of three (3) months after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(d)   ***Cash-Out of Outstanding Stock-Based Awards.*** The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, will be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) will be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

13.2 Effect of Change in Control on Nonemployee Director Awards. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b), will be settled effective immediately prior to the time of consummation of the Change in Control.

13.3 Federal Excise Tax Under Section 4999 of the Code.

(a)   ***Excess Parachute Payment.*** If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b)   ***Determination by Tax Firm.*** To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the "***Tax Firm***"). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

14.   Compliance with Securities Law.

The grant of Awards and the issuance of shares of Stock pursuant to any Award is subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act is at the time of such exercise or issuance in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan will relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15.   Compliance with Section 409A.

15.1   Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)   A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)   Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "***Short-Term Deferral Period***" means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" has the meaning provided by Section 409A.

15.2   Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules applies to any compensation deferral and/or payment elections (each, an "***Election***") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)   Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)   Elections must be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)   Elections continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

15.3   Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award must comply with the following requirements:

(a)   No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)   Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)   No subsequent Election related to a payment pursuant to Section 15.4(a)(iv) may be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)   Subsequent Elections continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4   Payment of Section 409A Deferred Compensation.

(a)   ***Permissible Payments.*** Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i)   The Participant's "separation from service" (as defined by Section 409A);
(ii)   The Participant's becoming "disabled" (as defined by Section 409A);
(iii)   The Participant's death;
(iv)   A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;
(v)   A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or
(vi)   The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b)   ***Installment Payments***. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) will, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)   ***Required Delay in Payment to Specified Employee Pursuant to Separation from Service.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A and to the extent necessary to avoid the imposition of taxes under Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a "specified employee" (as defined by Section 409A) as of the date of the Participant's separation from service before the date (the "***Delayed Payment Date***") that is six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

(d)   ***Payment Upon Disability.*** All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled will be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions will be paid in a lump sum upon the determination that the Participant has become disabled.

(e)   ***Payment Upon Death.*** If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts will be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions will be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f)   ***Payment Upon Change in Control.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount will become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) will vest to the extent provided by such Award but will be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)   ***Payment Upon Unforeseeable Emergency.*** The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred. The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award will be altered or modified, is final, conclusive, and not subject to approval or appeal.

(h)   ***Prohibition of Acceleration of Payments.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i)   ***No Representation Regarding Section 409A Compliance***. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards will be exempt from or comply with Section 409A. No Participating Company is liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16.   Tax Withholding.

16.1   Tax Withholding in General. The Company has the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company has no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

16.2   Withholding in or Directed Sale of Shares. The Company has the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of Stock withheld or tendered to satisfy any such tax withholding obligations may not (a) be less than the amount determined by the applicable minimum statutory withholding rates; and (b) exceed the amount determined by the maximum applicable statutory tax rates applicable to the Participant and to the particular Award or the shares acquired pursuant thereto. Any shares withheld above minimum statutory rates shall not be added back into the share authorization of Section 4.1, in accordance with Section 4.2. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17.   Amendment, Suspension or Termination of Plan.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

18.   Miscellaneous Provisions.

18.1   Repurchase Rights. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company has the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2   Forfeiture Events.

(a)   The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but are not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b)   If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve (12) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve (12) month period.

18.3   **Provision of Information.** Each Participant will be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

18.4   **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, has a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan confers on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award will in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

18.5   **Rights as a Stockholder.** A Participant has no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

18.6   **Delivery of Title to Shares.** Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.7   **Fractional Shares.** The Company is not be required to issue fractional shares upon the exercise or settlement of any Award.

18.8   **Retirement and Welfare Plans**. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation must be taken into account in computing a Participant's benefit.

18.9   **Beneficiary Designation.** Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, will be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

18.10   **Severability**. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision will be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan will not in any way be affected or impaired thereby.

18.11   **No Constraint on Corporate Action.** Nothing in this Plan will be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.12   **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan are considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company will be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account will not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. Participants have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.13   Choice of Law. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Texas, without regard to its conflict of law rules.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the PROS 2017 Equity Incentive Plan as duly adopted by the Board on February 22, 2023 and as amended by the Committee on March 13, 2025.

/s/ DAMIAN OLTHOFF

Damian Olthoff, Secretary